CGI Group Inc.

2006 Annual Report

CGI’s 2006Annual Report is comprised
of two separate volumes:

Volume 1: We’re in your community
&
Volume 2: Our numbers…

Volume 1 of the Annual Report
follows this page.
(this page does not form part of the Annual Report)

2006 Annual Report CGI Group Inc.

- We’re in your community…

CGI is right where you are. An end-to-end IT and business process services provider with professionals around the world, we support clients locally in the neighborhoods and towns where they live and work. This means local presence and accountability, supported by global resources.

…and around the world,

helping you win and grow.

CGI at a Glance

Experience the commitment

At CGI, we’re in the business of satisfying clients. For 30 years, we’ve operated upon the principles of sharing in our clients’ challenges and delivering quality services to solve them. A leading IT and business process services provider, CGI has approximately 25,000 professionals operating in 100+ worldwide offices, giving us close proximity to our clients. Through these offices, we offer local partnerships and a balanced blend of global delivery options to ensure clients receive the combination of value and expertise they require. CGI defines success by exceeding expectations and helping clients achieve results.

OUR APPROACH

At CGI, we understand it’s how we deliver our services that makes us a partner of choice. Whether clients want to increase customer satisfaction and grow revenue or reduce costs and minimize risk, our business approach puts clients and their results first.

Client-proximity business model — organizes operations around metro markets, allowing us to be deeply rooted within clients’ business communities and accountable for project success

Global delivery options — combines onsite responsiveness through our local offices with the value of remote delivery through CGI’s onshore, nearshore and offshore centers of excellence

Quality processes — ISO 9001-certified Management Foundation ensures high-quality, long-term relationships with CGI’s clients, members and shareholders and continuously measures their satisfaction

Industry expertise — fuels our deep understanding of clients’ realities to implement solutions that transform their business environments

OUR SERVICES

CGI has a comprehensive portfolio of services — including consulting, systems integration, the full management of IT and business functions, and 100+ proprietary solutions (for a representative sampling, see page 20) — enabling us to serve as clients’ full-service provider in improving all facets of their operations. Key service areas include:

Technology management — full infrastructure management capabilities that adapt to clients’ unique business requirements and needs

Application management — day-to-day maintenance and improvement for clients’ business applications, helping reduce costs and ensure faster delivery of new initiatives

Systems integration and consulting — the strategy, plans, design and implementation of business and technology solutions that solve clients’ business challenges

Business process services — management of back-office business processes to streamline operations and to reach new levels of efficiency and productivity

OUR MARKETS

CGI offers its end-to-end services to a focused set of industries where we have developed deep expertise. This allows us to fully understand our clients’ business realities and to have the know-how and solutions needed to advance their business goals. Our targeted industries include:

Financial services — helping clients increase competitiveness by replacing complex environments and systems with more integrated and customer-driven operations

Government and healthcare — assisting organizations in managing incremental change and undertaking large-scale, citizen-centric transformation

Telecommunications and utilities — helping providers deliver new revenue streams while improving productivity and customer service

Manufacturing — transforming clients’ supply chains for enhanced profitability and global competitiveness

Retail and distribution — helping clients establish flexible and customer-centered operating models that build profitability and preference

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Business highlights
Based on fiscal 2006 revenue

CONTRACT TYPES 52% Management of IT and business functions (outsourcing) - IT services 41% - Business process services 11% 48% Systems integration and consulting	GEOGRAPHIC MARKETS 60% Canada 33% United States 7% Europe and Asia Pacific	TARGETED VERTICALS 35% Financial services 32% Government and healthcare 20% Telecommunications and utilities 7% Manufacturing 6% Retail and distribution

Growth strategy

Organic growth and acquisitions are an integral part of our business strategy and both have contributed to our growth over the years. In addition to operational breadth and depth, acquisitions bring critical mass, which qualifies us for larger contracts.

Win new contracts and renewals
	SMALL CONTRACTS AND PROJECTS	Develop new client relationships
Extend service offering to existing clients
ORGANIC GROWTH

	LARGE OUTSOURCING CONTRACTS	Pursue large outsourcing contracts with new and existing clients
Grow pipeline of outsourcing proposals

Enhance vertical offering
	NICHE MARKET ACQUISITIONS	Increase geographic presence
Increase the richness of offering
ACQUISITIONS
Increase geographic presence
	LARGE ACQUISITIONS	Increase critical mass to qualify for large outsourcing proposals
Ensure cultural fit and accretiveness to net earnings

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Financial Highlights

Fiscal 2006 was a year of repositioning CGI for the next wave of profitable growth. As an industry consolidator, we will retain the financial flexibility to continue pursuing a balanced blend of organic growth and acquisitions using all pillars of our growth strategy. Over the next 3-5 years, our goal is to profitably double our size.

04 05 06 CONTRACT BACKLOG In billions of dollars	04 05 06 REVENUE In billions of dollars	04 05 06 NET EARNINGS FROM CONTINUING OPERATIONS In millions of dollars	04 05 06 EPS FROM CONTINUING OPERATIONS In dollars

04 05 06 NET EARNINGS FROM CONTINUING OPERATIONS MARGIN In percentage	04 05 06 CASH PROVIDED BY CONTINUING OPERATING ACTIVITIES In millions of dollars	04 05 06 NET DEBT TO CAPITALIZATION(1) In percentage	04 05 06 NUMBER OF SHARES OUTSTANDING AT YEAR END In millions of shares

(1)	The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents, over the sum of shareholders’ equity and long-term debt.

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YEARS ENDED SEPTEMBER 30

(in thousands of Canadian dollars—unless otherwise indicated—except share data, ratios and percentages)

	2006	2005	2004

FINANCIAL PERFORMANCE
Revenue	3,477,623	3,685,986	3,150,070
Adjusted EBIT (1)	310,336	346,145	310,083
Adjusted EBIT margin (1)	8.9%	9.4%	9.8%
Net earnings from continuing operations	146,533	219,698	185,386
Basic and diluted earnings per share from continuing operations	0.40	0.50	0.44
Net earnings	146,533	216,488	194,041
Basic and diluted earnings per share	0.40	0.49	0.46
Net earnings (under US GAAP) (2)	149,176	237,782	218,212
Basic per share (under US GAAP) (2)	0.41	0.54	0.52
Cash flow from continuing operating activities	309,561	480,709	230,197

FINANCIAL POSITION
Total assets	3,692,032	3,986,659	4,316,515
Shareholders’ equity	1,748,020	2,494,690	2,461,862
Shareholders’ equity per common share	5.27	5.79	5.54
Working capital	248,694	332,387	362,130
Current ratio	1.37	1.47	1.47
Long-term debt (current and long-term portions)	813,259	249,700	489,820
Long-term debt to capitalization ratio (3)	31.8%	9.1%	16.6%

				FISCAL 2006				FISCAL 2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

QUARTERLY FINANCIAL RESULTS
Revenue	845,820	866,504	866,836	898,463	904,840	936,394	915,662	929,090
Adjusted EBIT (1)	91,121	77,642	62,827	78,746	89,427	90,173	80,366	86,179
Adjusted EBIT margin (1)	10.8%	9.0%	7.2%	8.8%	9.9%	9.6%	8.8%	9.3%
Net earnings	39,532	35,944	14,149	56,908	55,792	57,759	49,594	53,343
Basic and diluted earnings per share	0.12	0.11	0.04	0.13	0.13	0.13	0.11	0.12
Cash flow from (used in) continuing operating activities	54,436	108,947	82,550	63,629	121,967	188,800	67,164	102,778

(1)
Adjusted EBIT represents earnings before restructuring costs related to specific items, interest on long-term debt, other income, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income taxes and discontinued operations. Adjusted EBIT margin is adjusted EBIT over revenue.

(2)	Reconciliation between US and Canadian generally accepted accounting principles is provided in Note 26 to the consolidated financial statements.
(3)	The long-term debt to capitalization ratio represents the proportion of long-term debt over the shareholders’ equity and long-term debt.

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- We are…

working shoulder to shoulder

Burnaby, BC Calgary, AB Charlottetown, PE Edmonton, AB Fredericton, NB Halifax, NS Montral, QC	Ottawa, ON Qubec City, QC Regina, SK Saguenay, QC Saint John, NB St. Johns, NL Toronto, ON	Vancouver, BC Victoria, BC Waterloo, ON Winnipeg, MB

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Canada — Celebrating a rich heritage

Founded 30 years ago in Canada, CGI has seen its footprint across the country steadily grow to rank it among the largest Canadian employers and IT companies. Throughout this growth, CGI has maintained an unwavering commitment to supporting the transformation of Canadian businesses and governments. CGI also is dedicated to celebrating and reinforcing the competitiveness and innovation of the Canadian IT industry. In 2006, CGI continued to advance its position as a dominant player, while renewing and winning new business and making niche acquisitions in Western Canada. CGI also continued its unmatched development of Canadian nearshore application and technology management delivery, including adding new centers in Atlantic Canada. This nearshore presence complements CGI’s best-fit delivery model of onsite, nearshore and offshore expertise. With an average of 8.7 out of 10 satisfaction ranking from more than 1,000 client interviews through CGI’s ISO 9001-certified client management process, CGI is committed to doing its part to advance Canada and looks forward to leading its IT industry for another 30 years.

CIRQUE DU SOLEIL
“We were looking for an IT service supplier able to support our activities worldwide. We needed a true partner—one as flexible and rigorous as we are. We also knew that for our growth initiatives to succeed, we would have to be able to depend on professionals who consistently work at the leading edge of technology. That’s why we entrusted the delivery of our IT functions to CGI through a 10-year outsourcing contract. We believe that this decision will prove most beneficial for Cirque du Soleil.”

DANIELLE SAVOIE
Vice-President of Knowledge Management and
Information Technologies
Cirque du Soleil

BOMBARDIER AEROSPACE
“In 2003, when we decided to outsource many of our Canadian IT management and operations components, we chose a partner we could trust: CGI, which had been providing some services to us since 2000 and with whom we already enjoyed a solid relationship. Our expectations have been met. In addition to offering excellent career opportunities to our employees who joined its ranks, CGI has delivered substantial savings and great Ӿexibility, while improving service quality. The initiative is a real success for us.”

ROBERT PROULX
Vice-President, Business Processes and
Chief Information Officer
Bombardier Aerospace

Some of our clients Bell Canada Enterprises Manulife Cott National Bank of Canada Innovapost Pfizer	Targeted verticals A Financial services B Government and healthcare C Telecommunications and utilities D Manufacturing E Retail and distribution
10 provinces and territories 60+ municipalities

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- We are…
   seeing eye to eye

Albany, NY Andover, MA Annapolis, MD Atlanta, GA Austin, TX Baltimore, MD Birmingham, AL Boston, MA Buffalo, NY	Canton, MA Charlotte, NC Chicago, IL Cleveland, OH Columbia, SC Columbus, OH Dallas, TX Denver, CO Fairfax, VA	Fort Worth, TX Frankfort, KY Hartford, CN Honolulu, HI Houston, TX Los Angeles, CA Madison, WI New Orleans, LA New York, NY	Oakland, CA Oklahoma City, OK Philadelphia, PA Phoenix, AZ Princeton, NJ Rancho Cordova, CA Redwood City, CA Richmond, VA Roseland, NJ	Russell County, VA Sacramento, CA San Diego, CA Sarasota, FL Seattle, WA St. Louis, MO Tampa, FL Washington, DC

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United States — Poised for unprecedented growth

With a goal to double the size of its U.S. operations within the next 3-5 years, CGI marked 2006 as a year of strengthening and positioning within the U.S. market. CGI’s solid performance was evidenced by almost 10% growth following a substantial increase in U.S. business and a high contract renewal rate. With the acquisition of AMS two years ago, this growth demonstrates that the market has responded well to the combination of these companies’ capabilities. During the year, CGI consistently received positive client feedback, averaging a 9 out of 10 satisfaction ranking from approximately 700 client interviews through CGI’s ISO 9001-certified client management process. With 50+ offices across the country, including CGI Federal (a business unit dedicated to serving the needs of U.S. federal government clients), CGI has a local presence within every major U.S. region, which is complemented by its homeshore, nearshore and offshore options. CGI’s offshore India centers of expertise service many U.S. clients and its growth is prompting the move to a new facility that houses up to 5,000 professionals. CGI’s responsiveness and delivery flexibility will continue to fuel U.S. growth, particularly within the outsourcing market. Moving into 2007 — and transitioning from the CGI-AMS to CGI brand — CGI will continue this forward momentum while maintaining a steadfast focus on achieving client results.

CHICAGO STOCK EXCHANGE

“The Chicago Stock Exchange is in the midst of a major business transformation. Soon, we will no longer operate a physical trading Ӿoor, but instead will offer a fully automated trading system. Our partnership with CGI has proved invaluable during this transition. With team members in Chicago, Halifax and Bangalore, CGI has leveraged its global delivery model to consistently deliver high quality, cost effective solutions. In CGI, we have a unique partner that values us, just as we value our customers.”

JOHN KERIN
Executive Vice-President, Chief Operating Officer and Chief Technology Officer
Chicago Stock Exchange, Inc.

NEW YORK STATE HOUSING TRUST FUND

“The New York State Housing Trust Fund Corporation (HTFC) provides contract administration services for properties assigned to HTFC by the U.S. Department of Housing and Urban Development (HUD). To excel in this task, we partnered with CGI because of its industry expertise, seasoned housing professionals and robust Contract Administration Tracking System (CATS), which allows us to efficiently manage, view and track the operations and performance of each property we oversee. The CGI team has consistently responded to our specific needs with flexibility, dedication, transparency and effective communication.”

ALAN SMITH
Assistant Commissioner
Housing Trust Fund Corporation

U.S. GENERAL SERVICES ADMINISTRATION

“The U.S. General Services Administration (GSA) first implemented CGI’s Momentum financial management software in 1998. Today, the application, called Pegasys, integrates more than 4,000 geographically dispersed users in 11 regions and processes more than 40 million transactions annually. This year, GSA upgraded to the latest web-based version of Pegasys. The success of this effort was the direct result of the great teamwork between GSA and CGI.”

KATHLEEN M. TURCO
Chief Financial Officer
U.S. General Services Administration

Some of our clients Aetna Microsoft Blue Cross Blue Shield PNC Bank John Hancock Russell Investment	Targeted verticals A Financial services B Government and healthcare C Telecommunications and utilities D Manufacturing E Retail and distribution
190+ state and local organizations 100+ U.S. federal agencies

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- We are…
   meeting face to face

EUROPE				ASIA PACIFIC

BELGIUM Brussels ENGLAND Basingstoke Bristol London Stevenage	FRANCE Paris GERMANY Dusseldorf HUNGARY Budapest ITALY Milan	NETHERLANDS The Hague POLAND Warsaw PORTUGAL Lisbon	SPAIN Madrid Malaga SWEDEN Stockholm SWITZERLAND Zug	AUSTRALIA Canberra Melbourne Sydney INDIA Bangalore Mumbai

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Europe / Asia Pacific — Building a strong presence

With 14 offices across Northern, Central and Southern Europe, three in Australia and two in India, CGI’s presence in Europe and Asia Pacific demonstrates our commitment to not only serving clients throughout these regions but to developing the scale that meets our North American clients’ needs as they expand globally. With an average of 8.8 out of 10 satisfaction ranking from more than 150 client interviews through CGI’s ISO 9001-certified client management process, CGI is experiencing significant client growth in each of these regions as we work to double the size of our European presence within the next 3-5 years. 2006 marked the acquisition of Paris-based Plaut Consulting, a recognized leader in SAP solutions, and the development of a nearshore delivery center in Spain, which complements CGI’s global delivery capabilities in other regions of the world. As a preferred provider to the telecommunications industry, CGI is focused on expanding its strong telecom presence and growing its solid base in financial services and government. Looking to 2007, CGI is committed to providing clients with ongoing service excellence while offering them new transformation opportunities through the full breadth of CGI’s state-of-the-art technologies, solutions and practices.

HBOS (HALIFAX BANK OF SCOTLAND)

“As the UK’s largest mortgage and savings provider, HBOS plc serves up to 22 million customers through a variety of contact channels. Our partnership with CGI over the past 10 years has helped us to be more consistent and cost efficient in our customer service approach. With CGI, we have a flexible partner that adapts to our changing business environment and shares our commitment to delivering services with the highest levels of quality, availability and reliability.”

CATHERINE RUTTER
Head of People and Change,
Retail Collections and Recoveries
HBOS plc

USINE D’ELECTRICITE DE METZ (UEM)

France’s first independent electric operator, UEM serves more than 150,000 customers. In 2002, UEM and CGI began working as partners to develop the efluid customer relationship management and billing system exclusively for the utilities market. This one-of-a-kind application allows operators to efficiently manage their range of activities while integrating regulatory rules associated with the opening of energy markets. The efluid solution has since been marketed to numerous clients in France. “We chose CGI for its industry and technological expertise and its capacity to work with us in our initiative. The most recent efluid contracts signed and our current commercial opportunities confirm the success of our partnership.”

GERARD VINCENT
Chief Executive Officer UEM

Some of our clients Allianz O2 Germany Australian and New Zealand Bank (ANZ) Polkomtel BNP Paribas Telstra Cofinoga Vodafone France Telecom	Targeted verticals A Financial services B Government and healthcare C Telecommunications and utilities D Manufacturing E Retail and distribution

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SERGE GODIN
Founder and Executive Chairman of the Board

MICHAEL E. ROACH
President and Chief Executive Officer

- We are…
   talking one on one

Serge Godin, Founder and Executive Chairman, and Michael E. Roach, President and CEO, candidly discuss the successes and challenges of 2006 as well as CGI’s future, its business model and its profitable growth strategy.

2006 was a year of preparation for the Company to enter into its next stage of evolution. Thirty years after first dreaming of “creating an environment in which members enjoy working together and, as owners, contribute to building a company they can be proud of,” CGI has grown from Founders Serge Godin and Andre Imbeau in a basement to a global enterprise. That journey took the growing company across Canada, then to the United States, Europe, Australia and India. Today, Serge and Andre’s dream lives on in all 25,000 CGI members.

SERGE GODIN, FOUNDER AND EXECUTIVE CHAIRMAN We’re very proud of our people’s accomplishments over the past 30 years, and what really gets us excited is what’s in store for the next 30 years. We are always building toward a better future, while continuing to ensure the highest quality. It’s a journey for everyone involved. And when you’re growing, it’s stimulating!

Throughout the history of CGI, within every decade, there have been periods where we needed to catch our breath following

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times of rapid growth. Fiscal 2006 was the third such period of repositioning CGI for the next wave of profitable growth.

MICHAEL E. ROACH, PRESIDENT AND CEO When you look at our performance over time, you quickly realize that during the past decade, our Company has profitably grown more than 30 times in size, from revenue of about $100 million in fiscal 1996 to $3.5 billion in 2006.

In 2006, while strengthening our strategy for the next decade of growth, we faced two headwinds which required swift action. One was the continued strengthening of the Canadian dollar, which impacted our revenue by more than $100 million. The other was the reduction in BCE spending, which was more than $115 million below fiscal 2005 levels. In response, we immediately announced a competitive position strengthening program in the second quarter, intended on improving our utilization rates associated with the BCE account, accelerating the rollout of our global delivery model and gradually returning our margins to their historical industry-leading averages. As part of this plan, we also introduced our full offering strategy which is focused on generating profitable growth. In each of these areas, we’ve achieved significant improvements.

Leadership

S.G. Consistent, strong leadership is a major factor to success in the services business. This year’s organizational adjustments were about just that. In addition, over the 30-year history of the Company, as CGI grew, I found that I had less time to develop client relationships. I believe my time is best spent with clients, helping them to transform their business. Today, three-quarters of my time is once again spent doing that—working directly with clients and with our internal teams.

Mike and I have been working together since 1998, so rebalancing our responsibilities was simple to plan and the new structure is working extremely well.

M.E.R. As with any company, the consistency of leadership is vital to CGI’s strength and stability. Andre’s move into the Executive Vice-Chairman position is in line with this consistency. He assumed our Corporate Secretary responsibilities as well as the relationships with some very large clients. David Anderson was then appointed Executive Vice-President and CFO. David’s experience and respect inside CGI made him a natural addition to our leadership. Together, as the Executive Committee, Serge, Andre, David and I are working closely together to continue to build CGI.

S.G. When you engage in a business transaction, people want to know that the person they’re shaking hands with is going to be there throughout the life of the contract. I’ve been here since day one, and I can tell you it’s been very consistent—we’ve had one of the lowest turnover rates in the industry and our members are extremely loyal to clients, to CGI and to our dream. That is a huge differentiator. Decision makers look for substance and for high-quality delivery from a partner they trust and that can help them win and grow. In my experience, it is this combination of substance and trust which leads to success in the services business.

Financials

M.E.R. Our financial position remains strong. In fiscal 2006, we generated $3.5 billion in revenue and more than $300 million in cash. Our earnings per share from continuing operations before $67 million in restructuring costs were 53 cents.

In addition, our operating margins were continuing to expand throughout fiscal 2006, reaching 10.8% in the last quarter of 2006. Even after higher year-over-year interest expense, our net earnings margin before restructuring costs for this period approached historical highs and we continue to pursue other initiatives to further improve our bottom line.

It is this consistent financial strength that facilitated the purchase of 100 million shares in fiscal 2006, as the result of our pursuing the removal of the overhang caused by the BCE ownership position. Today, Bell no longer has an ownership position in CGI but they remain an important client and we are very pleased that our contract with them was extended out to 2016. In addition, as part of our normal course issuer bid, we bought 8.4 million shares during fiscal 2006. In total, we bought and cancelled nearly 25% of our outstanding shares.

S.G. On balance, we’ve retained the Ӿexibility to continue pursuing our buy and build strategy. Buying back our own stock is just one of the tools in our financial toolbox. For example, our long-term debt was reduced by $174 million from its peak during the course

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of the year. Our main objective is financial Ӿexibility, so as not to miss any strategic outsourcing or acquisition opportunity. More importantly, we’re generating solid cash Ӿow, which will continue to serve as the preferred currency for growth.

Globalization and CGI’s competitive edge

M.E.R. I firmly believe we have many unique and competitive advantages that matter to clients. First, we stay very close to our clients because, as Serge said, relationships are key. That’s why our model is based on client proximity. Two, we’ve built a reputation for delivering the highest quality services—and quality equals more work. Three, our people are a huge differentiator. The loyalty of our people ensures continuity of knowledge and this Company has been built on people sharing the wealth and value that’s been created. Well over 85% of our people are shareholders and we believe that this type of commitment differentiates CGI in the services business.

S.G. Globalization brings tremendous growth opportunities. Our opportunity is to bring efficiencies and increased services to our clients, helping them win and grow in this new environment, while continuing to profitably grow this fantastic company. How do we do that? By using technology and business process services to help our clients transform their companies into world-class leaders and, at the same time, by realizing significant synergies. At CGI, we have developed a very broad pool of talented people, including subject matter experts (SME) specialized in business transformation.

M.E.R. I agree that globalization presents CGI with new markets and services our clients can leverage. What true global contenders need to compete is a strong local presence combined with a blended shore delivery offering. Globalization isn’t only about labor arbitrage. It is very important to remember that more value is being lost due to poor project management than will ever be gained by labor arbitrage. Globalization is about managing the best technology and brightest talent from around the world and delivering it to anywhere in the client’s world. That’s true global delivery.

In addition to expanding our strong local presence in more than 100 communities throughout 16 countries, we continued to build out our global delivery centers. For example, we populated new delivery centers in Prince Edward Island, Canada, and southwest Virginia, U.S., to complement the addition of new members in India, where we plan to move into a new facility during fiscal 2007 that will have capacity for up to 5,000 members.

S.G. Globalization drives business and government to transform themselves and to reduce cost while investing in IT to increase productivity and competitiveness. More and more, they will opt for a shared services concept to realize important synergies. The form of commercial shared services with the most value creation is outsourcing or managed services. For CGI, outsourcing is simply a form of shared services for the benefit of our clients. Regardless of market Ӿuctuations, the fundamental demand for IT services remains strong, and we are well positioned to continue to profitably grow our business, community by community. You just can’t run a government or a company without investing heavily in information technology. This bodes well for our members, our clients and our shareholders.

M.E.R. Our number one focus is on stimulating profitable revenue growth and that’s why, in 2006, we began implementing our full offering strategy.

Across the Company, we’ve identified new and existing clients where the strategy is to ensure that they’re aware of our full offering. Our goal is to see them take advantage of our business transformation capabilities and benefit from our rich portfolio of state-of-the-art technologies, practices and solutions.

We are managing this program with the same discipline and dedication we’ve demonstrated in managing our other successful initiatives. Over time, we expect tangible results, which drive profitable growth. We’re already seeing early successes, as witnessed by the number of recent renewals, many of which were signed ahead of schedule.

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Growth: profitably doubling the size of CGI over 3-5 years

S.G. Demand and spending continues to increase for all types of IT and BPS services across all of our geographic markets. In this context, our leaders from all around the world have together embraced the goal of profitably doubling our size within 3 to 5 years.

Systems integration and consulting work is expected to continue growing at mid-to-high single digit rates over the next few years. And according to a 2006 study we commissioned the research firm IDC to conduct, 13% of all Fortune 2000 companies plan to outsource their IT functions within 3 years. That is a huge opportunity for CGI when we look at our potential market as being defined in trillions of dollars.

Since critical mass is a key success factor in qualifying for large systems integration or outsourcing contracts, we actively review potential acquisition targets in all of our selected metro markets in a way that will match our clients’ expansion plans, both locally and around the world.

M.E.R. CGI will continue to successfully pursue its growth using all four of our pillars—two pillars focused on driving organic growth, and two that drive growth through acquisition. This very consistent strategy has served us well. Over the course of the last decade, our growth has been a balanced 50-50 blend of organic growth and acquisition.

The main organic growth driver remains large outsourcing contracts, both in IT and business process services. Our full offering strategy is meant primarily to continue increasing revenues from outsourcing contracts already in place, and from new systems integration and consulting contracts.

We want to continue earning new clients and new business with existing clients. That’s why we go to work every day. In 2006, we scored an average of 8.8 out of 10 client satisfaction rating based on 2,000 client interviews. Our highest scoring area was customer loyalty—in other words, clients say they will continue to use and recommend CGI’s services to others—an essential ingredient in the services business.

Our members

M.E.R. Over the long haul, success won’t be solely defined by the demand for services, but also by our ability to deliver the required talent. So we focus on that side of the equation as we continue to profitably grow.

Although we come from all over the world, we’re united by one corporate culture. From a practical standpoint, CGI is really a consulting company that covers everything from A to Z. Which means we’ve not only mastered the technologies, but we also have expertise in business transformation strategies. By the time we sit down with a decision maker, we’ve already crafted a white paper that addresses that company’s challenges in its industry.

There really are very few global players offering the full end-to-end spectrum of services—maybe six in total. From a quality standpoint, we’re the only company with an offering this wide that’s fully ISO 9001 certified. I’m talking about every process, every operation and every relationship. We’re certified for the management of our relationships with clients, with our people and with our shareholders. We’re certified on every aspect of delivery and execution. This is clearly a differentiator in the global marketplace.

S.G. CGI was founded on the principle of seeking fair balance among the interests of our clients, our members and our shareholders. The way we do business is as vital as achieving our business objectives. They’re of equal importance. At CGI, we have always understood—and valued—the link between sound, ethical business practices and the creation of shareholder value for the long-term. In the information technology business, one needs to be very aware of the short-term pressures but never lose sight of the long-term growth opportunities.

[signed]	[signed]
SERGE GODIN	MICHAEL E. ROACH
Founder and	President and
Executive Chairman of the Board	Chief Executive Officer

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The CGI Constitution

Our dream To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.

Our mission To help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world-class IT and business process services company.

Our vision To be a world-class IT and business process services leader helping our clients win and grow.

Our values

PARTNERSHIP AND QUALITY
For us, partnership and quality are both a philosophy and a way of life. We develop and follow the best management practices and we entrench these approaches into client relationships and service delivery frameworks in order to foster long-term and strong partnerships with our clients. We listen to our clients and we are committed to their total satisfaction in everything we do.

OBJECTIVITY AND INTEGRITY
We exercise the highest degree of independent thinking in selecting the products, services and solutions we recommend to clients. In doing so, we adhere to the highest values of quality, objectivity and integrity. Consequently, strict rules of business and professional conduct are applied. We do not accept any remuneration from suppliers.

INTRAPRENEURSHIP AND SHARING
Our success is based on the competence, commitment and enthusiasm of our members. Therefore, we promote a climate of innovation and initiative where we are empowered with a sense of ownership in supporting clients, thus ensuring the firm’s profitable growth. Through teamwork, sharing our know-how and expertise, we bring the best of CGI to our clients. As members, we share in the value we create through equity ownership and profit participation.

RESPECT
As a global company, we recognize the richness that diversity brings to the company and welcome this diversity while embracing the overall CGI culture. In all we do, we are respectful of our fellow members, clients, business partners and competitors.

FINANCIAL STRENGHT
We strive to deliver strong, consistent financial performance, which sustains long-term growth and rewards our members and shareholders. Financial strength enables us to continuously invest and improve services and business solutions to the benefit of our clients. To this end, we manage our business to generate industry superior returns.

CORPORATE SOCIAL RESPONSIBILITY
Our business model is designed to ensure that we are close to our clients and communities. We embrace our social responsibilities and contribute to the continuous development of the communities in which we live and work.

2006 Annual Report CGI Group Inc.
16

Leadership Team

SERGE GODIN* Founder and Executive Chairman of the Board

ANDRE IMBEAU* Founder, Executive Vice-Chairman of the Board and Corporate Secretary

PAULE DORE Advisor to the Founder and Executive Chairman of the Board
	CANADA	U.S. AND INDIA	EUROPE AND AUSTRALIA
MICHAEL E. ROACH* President and Chief Executive Officer	HICHAM ADRA* Senior Vice-President and General Manager Ottawa and Western Canada	DONNA MOREA* President U.S. Operations and India	JOSEPH SALIBA* President Europe and Australia

DAVID ANDERSON* Executive Vice-President and Chief Financial Officer	PAUL BIRON* Senior Vice-President and General Manager Technologies and Infrastructure	S. (CHANDRA) CHANDRAMOULI Vice-President India Operations	GLORIA CANSADO GRACIA Vice-President Southern Europe
ANDRE BOURQUE* Executive Vice-President and Chief Legal Officer	JOHN G. CAMPBELL* Senior Vice-President and General Manager Services to BCE	MICHAEL KEATING Senior Vice-President U.S. West	GAVIN CHAPMAN Senior Vice-President and Managing Director Northern Europe

LUC PINARD* Executive Vice-President, Chief Technology and Quality Officer	WILLIAM CLARK Senior Vice-President Western Canada	JOHN KELLY Senior Vice-President New York / New Jersey	KLAUS ELIX Senior Vice-President Central Europe

DANIEL ROCHELEAU* Executive Vice-President and Chief Business Engineering Officer	CLAUDE MARCOUX Senior Vice-President Systems Integration and Consulting Services Quebec	PAUL RAYMOND Senior Vice-President Boston	JACQUES LERAY Vice-President and General Manager France

	DOUG McCUAIG* Senior Vice-President and General Manager Greater Toronto and Atlantic Canada	GEORGE SCHINDLER President CGI Federal	JONATHAN LIGHT Vice-President Australia

	MALCOLM SCOTT Senior Vice-President Insurance Business Services	RICHARD SCHMITZ Senior Vice-President U.S. Midwest

	CECIL SMITH Senior Vice-President Atlantic Canada	NAZZIC TURNER Senior Vice-President U.S. South

PIERRE TURCOTTE* Senior Vice-President and General Manager Quebec
* Member of the Management Committee

2006 Annual Report CGI Group Inc.
17

Board of Directors

CLAUDE BOIVIN [b,c] Director since 1993 Lead Director and Chair of the Corporate Governance Committee, CGI Director of Companies	THOMAS D’AQUINO [c] Director since 2006 Chief Executive and President, Canadian Council of Chief Executives	DAVID L. JOHNSTON [b] Director since 1995 Chair of the Human Resources Committee, CGI President and Vice-Chancellor University of Waterloo	GERALD T. SQUIRE [a,c] Director since 2003 Director of Companies

JEAN BRASSARD Director since 1978 Vice-Chairman of the Board, CGI Director of Companies	PAULE DORE Director since 1995 Advisor to the Founder and Executive Chairman of the Board, CGI	EILEEN A. MERCIER [a] Director since 1996 Chair of the Audit and Risk Management Committee, CGI Director of Companies	ROBERT TESSIER [c] Director since 2003 President and Chief Executive Officer Gaz Metro inc.

CLAUDE CHAMBERLAND [b] Director since 1998 Director of Companies	SERGE GODIN Director since 1976 Founder and Executive Chairman of the Board, CGI	MICHAEL E. ROACH Director since 2006 President and Chief Executive Officer, CGI

ROBERT CHEVRIER [a,b] Director since 2003 President Roche Management Co. Inc.	ANDRE IMBEAU Director since 1976 Founder, Executive Vice-Chairman of the Board and Corporate Secretary, CGI	C. WESLEY M. SCOTT [a] Director since 2001 Director of Companies a Member of the Audit and Risk Management Committee
b Member of the Human Resources Committee
c Member of the Corporate Governance Committee

International Advisory Council

The International Advisory Council’s role is to provide CGI’s management team with strategic counsel toward the Company’s vision of becoming a world-class IT and business process services leader. Council members are chosen for their track record as leaders of global corporations as well as their knowledge of CGI’s selected economic sectors and geographic markets, namely the United States, Europe, Canada and the Asia Pacific region.

The Council acts as an advisor for CGI’s development around the world, helping it better understand business needs, different cultures and business practices, as well as developing trends.

JACQUES BOUGIE Chairman of the International Advisory Council Former President and Chief Executive Officer of Alcan Aluminum Limited Director of Companies	HARVEY GOLUB Former Chairman and Chief Executive Officer of American Express Director of Companies	MICHAEL HEPHER Former Chairman and Chief Executive Officer of Lloyds Abbey Life and former Group Managing Director of British Telecommunications Director of Companies	ARNOLD LANGBO Former Chairman and Chief Executive Officer of Kellogg Company Director of Companies

2006 Annual Report CGI Group Inc.
18

Shareholder Information

LISTING

Toronto Stock Exchange, April 1992:
GIB.A

New York Stock Exchange, October 1998:
GIB

Number of registered shareholders as at
September 30, 2006: 2,849

Number of shares outstanding as at September 30, 2006:
297,484,885 Class A subordinate shares
34,208,159 Class B shares

High / low of share price from October 1, 2005, to
September 30, 2006:
TSX (CDN$): 9.94 / 6.50
NYSE (US$): 8.53 / 5.70

The certifications by CGI’s Chief Executive Officer and Chief Financial Officer concerning the quality of the Company’s public disclosure pursuant to Canadian regulatory requirements are filed in Canada on SEDAR (www.sedar.com). Similar certifications pursuant to Rule 13a-14 of the U.S. Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are exhibits to our Form 40-F filed on EDGAR (www.sev.gov). The Company has also filed with the New York Stock Exchange the certification required by Section 303A.12 of the exchange’s Listed Company Manual.

CGI’s corporate governance practices do not differ in any significant way from those required of domestic companies under New York Stock Exchange listing standards and they are set out in the CGI Management Proxy Circular, which is filed with Canadian and U.S. securities authorities and is therefore available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), respectively, as well as on CGI’s Web site (www.cgi.com).

AUDITORS

Deloitte & Touche LLP

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1 800 564-6253

INVESTOR RELATIONS

For further information about the Company, additional copies of this report or other financial information, please contact:

Lorne Gorber
Vice-President, Global Communications and Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
Montreal, Quebec H3A 2M8
Canada
Telephone: 514 841-3200

You may also contact us by sending an e-mail to ir@cgi.com or by visiting the Investors section on the Company’s Web site at www.cgi.com.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Tuesday, January 30, 2007
at 11:00 a.m.
Omni Mont-Royal Hotel
Salon Les saisons
1050 Sherbrooke Street West
Montreal, Quebec

CGI presents a live webcast of its Annual General Meeting at www.cgi.com. To vote by phone or by using the Internet, please refer to the instructions provided in the CGI Management Proxy Circular.

This annual report is also on the Internet at www.cgi.com.

Le rapport annuel 2006 de CGI est aussi publie en français.

2006 Annual Report CGI Group Inc.
19

CGI’s Representative Solutions

BANKING AND INVESTMENT• CORE™ • EBS • e-settlement®• Horizon™ • MSuite®• PrimeSuite®

 • Proponix®• Swix Mortgage™ • T Suite™ CREDIT SERVICES• ACAPS®• ACLS®• Bureaulink®

• CACS®• Enterprise Originations®• Identicate®• NetCredit®• Strata® ENVIRONMENT• EAS

• ProSteward®• RSP • TEMPO® GOVERNMENT AND HEALTHCARE• ACE • AMS Advantage™

• CACS-G™ • CATS • eCAM • eProcurement and Strategic Sourcing • eRIMS • gBiz®

• Momentum® Entreprise Solution • SACWIS • Secure Channel • Single Window Government™

• Sovera®• TAAMS® HUMAN RESOURCES AND PAYROLL• Nethris™ • Njoyn™ • PC Payroll

• Telephone Payroll INSURANCE• ARTS • GIOS®• ICAPS • INSideOUT®• MassAuto

• Ratabase®• RTM • Smart Insurance Technology™ OIL & GAS• CNS • envision •

GFR • Horizon • JIFI • Landman • MAP • PetroComp • PM Suite • PVR • RMS • TEAM

 • Triangle • Wolfpac • WorkPay TELECOMMUNICATION• CACS eVantage®• eINcent®

• Quintessent®• SDS • Tapestry® UTILITIES• efluid • Pragma® CAD • Pragma® Line • ROMS™

Main Locations

GLOBAL HEADQUARTERS
1130 Sherbrooke Street West    Tel.: 514 841-3200
Montreal, Quebec H3A 2M8     Fax: 514 841-3299
Canada

For a complete list of CGI's worldwide offices and contacts, please visit www.cgi.com.

_experience the commitment                                                        www.cgi.com

CGI Group Inc.

2006 Annual Report

CGI’s 2006Annual Report is comprised
of two separate volumes:

Volume 1: We’re in your community
&
Volume 2: Our numbers…

Volume 2 of the Annual Report
follows this page.
(this page does not form part of the Annual Report)

Our Numbers….

…. For 2006

Contents

2	FINANCIAL HIGHLIGHTS
4	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
25	MANAGEMENT’S AND AUDITORS’ REPORTS
28	CONSOLIDATED FINANCIAL STATEMENTS
31	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
60	SHAREHOLDER INFORMATION

Financial Highlights

04 05 06 CONTRACT BACKLOG In billions of dollars	04 05 06 REVENUE In billions of dollars	04 05 06 NET EARNINGS FROM CONTINUING OPERATIONS In millions of dollars	04 05 06 EPS FROM CONTINUING OPERATIONS In dollars

04 05 06 NET EARNINGS FROM CONTINUING OPERATIONS MARGIN In percentage	04 05 06 CASH PROVIDED BY CONTINUING OPERATING ACTIVITIES In millions of dollars	04 05 06 NET DEBT TO CAPITALIZATION(1) In percentage	04 05 06 NUMBER OF SHARES OUTSTANDING AT YEAR END In millions of shares

(1)	The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents, over the sum of shareholders’ equity and long-term debt.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30
(in thousands of Canadian dollars—unless otherwise indicated—except share data, ratios and percentages)

	2006	2005	2004

FINANCIAL PERFORMANCE
Revenue	3,477,623	3,685,986	3,150,070
Adjusted EBIT (1)	310,336	346,145	310,083
Adjusted EBIT margin (1)	8.9%	9.4%	9.8%
Net earnings from continuing operations	146,533	219,698	185,386
Basic and diluted earnings per share from continuing operations	0.40	0.50	0.44
Net earnings	146,533	216,488	194,041
Basic and diluted earnings per share	0.40	0.49	0.46
Net earnings (under US GAAP) (2)	149,176	237,782	218,212
Basic per share (under US GAAP) (2)	0.41	0.54	0.52
Cash flow from continuing operating activities	309,561	480,709	230,197

FINANCIAL POSITION
Total assets	3,692,032	3,986,659	4,316,515
Shareholders’ equity	1,748,020	2,494,690	2,461,862
Shareholders’ equity per common share	5.27	5.79	5.54
Working capital	248,694	332,387	362,130
Current ratio	1.37	1.47	1.47
Long-term debt (current and long-term portions)	813,259	249,700	489,820
Long-term debt to capitalization ratio (3)	31.8%	9.1%	16.6%

				FISCAL 2006				FISCAL 2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

QUARTERLY FINANCIAL RESULTS
Revenue	845,820	866,504	866,836	898,463	904,840	936,394	915,662	929,090
Adjusted EBIT (1)	91,121	77,642	62,827	78,746	89,427	90,173	80,366	86,179
Adjusted EBIT margin (1)	10.8%	9.0%	7.2%	8.8%	9.9%	9.6%	8.8%	9.3%
Net earnings	39,532	35,944	14,149	56,908	55,792	57,759	49,594	53,343
Basic and diluted earnings per share	0.12	0.11	0.04	0.13	0.13	0.13	0.11	0.12
Cash flow from (used in) continuing operating activities	54,436	108,947	82,550	63,629	121,967	188,800	67,164	102,778

(1)
Adjusted EBIT represents earnings before restructuring costs related to specific items, interest on long-term debt, other income, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income taxes and discontinued operations. Adjusted EBIT margin is adjusted EBIT over revenue.

(2)	Reconciliation between US and Canadian generally accepted accounting principles is provided in Note 26 to the consolidated financial statements.
(3)	The long-term debt to capitalization ratio represents the proportion of long-term debt over the shareholders’ equity and long-term debt.

2006 Annual Report CGI Group Inc.

Management’s Discussion and Analysis of
Financial Position and Results of Operations

FOR THE YEAR ENDED SEPTEMBER 30, 2006
November 14, 2006

BASIS OF PRESENTATION
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This management’s discussion and analysis of financial position and results of operations (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the years ended September 30, 2006, 2005 and 2004 and the notes to the financial statements of this annual report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). All dollar amounts are in Canadian dollars unless otherwise indicated.

FORWARD-LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

NON-GAAP MEASURES
The Company reports its financial results in accordance with GAAP. However, in this MD&A certain non-GAAP financial measures are used, which include:
1.
Earnings before restructuring costs related to specific items, interest on long-term debt, other income-net, gain on sale and earnings from an investment in an entity subject to significant influence, gain on sale of assets, income taxes and net gain or (loss) from discontinued operations (“adjusted EBIT”) and

2.	Net earnings from continuing operations prior to restructuring costs related to specific items.

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 8.

Net earnings from continuing operations prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure can be found on page 10.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. They also provide investors with measures of performance to compare our results between periods without regards to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

CORPORATE OVERVIEW
Headquartered in Montréal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services (“BPS”) to clients worldwide, utilizing a highly

2006 Annual Report CGI Group Inc.

customized, cost efficient delivery model. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:
-	Consulting - CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
-	Systems integration - CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
-
Management of IT and business functions (outsourcing) - Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may hire clients’ IT and specialized professionals, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing for the financial services sector, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

Our operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services and BPS. The focus of these LOB’s is as follows:
-
The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing, to clients located in North America, Europe and Asia Pacific. Our professionals and centers of excellence facilities in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model.

-	Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

COMPETITIVE ENVIRONMENT
CGI operates as a global end-to-end provider of information technology and business process services in a competitive and rapidly evolving global industry. As such, its competition is global in nature and comprise a variety of players, from the niche markets of specific industry work to other global players, mainly in the US, Europe and India, competing for some or all of the services we provide. Because of the rapid growth experienced by the Company over the last several years, particularly the successful acquisition and integration of American Management Systems (“AMS”), CGI is now invited to participate in larger, more complex deals than it had in the past.

CGI combines a decentralized, metro markets business structure with a global delivery model, resulting in IT and business process services that are both highly responsive to client needs and highly cost competitive. As per CGI’s delivery model, work may be carried out onsite at client premises, or through one of CGI’s centers of excellence located in North America, Europe and India. CGI also has a number of leading business solutions that support long-term client relationships. However, all operations are carried out according to the same Management Foundation, thus ensuring consistency and cohesion.

There are many factors in winning and retaining IT and business process services contracts. These include a service provider’s total cost of services, its ability to deliver, track record, vertical sector expertise, investment in business solutions, local presence, global delivery capability, and the strength of the client-provider relationship. We believe that we compare favorably based on these factors. Our value proposition includes our end-to-end IT and business process services capability, our expertise and proprietary business solutions in five industry sectors, our global delivery model which includes the industry’s leading nearshore services delivery capability, our disciplined management foundation, and our client focus which is supported by our metropolitan markets business model. We have built critical mass in our three main markets - Canada, the U.S. and Europe - which positions us to win large contracts.

Our focus is on higher-end systems integration, consulting and outsourcing business where vertical industry knowledge and expertise is required. We are cost competitive in part through our global delivery model which provides clients with a blend of homeshore, nearshore and offshore delivery which meets their strategic and cost requirements.

VISION, MISSION, AND STRATEGY
CGI’s vision is to be a world-class IT and BPS leader helping its clients win and grow.

Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world-class IT and BPS company.

CGI is a domain consolidator through its four-pillar growth strategy that combines organic growth and acquisitions. The first driver, focused on organic growth, is comprised of both outsourcing, systems integration and consulting (“SI&C”) contract wins, renewals and extensions, at the regional level of our operations. We are growing our sales funnel of contract proposals across all of our geographic markets.

The second element of our growth strategy is the pursuit of new large outsourcing contracts. These contracts can use a blend of onshore, nearshore or offshore expertise to leverage our full, end-to-end global delivery capabilities. Given the Company’s growth rate over the last several years, we have the greater critical mass required to bid on large, complex opportunities in North America and in Europe.

The third driver of our growth strategy focuses on acquisitions of smaller firms or niche players. We identify niche acquisitions through our strategic mapping program that systematically searches for targets that could

2006 Annual Report CGI Group Inc.

strengthen our vertical market knowledge or increase the richness of our service offering. Currently, we are focused on acquisitions in our targeted verticals, metro markets and expanding our BPS capabilities.

The fourth pillar focuses on larger acquisitions to build geographic presence and critical mass in order to further qualify us for larger outsourcing deals. CGI has a disciplined approach to its growth strategy, focused on increasing shareholder value and earnings accretion. Currently, we are focusing on the U.S. and Western Europe.

DEVELOPMENTS IN 2006
Since the end of fiscal 2005, CGI has invested $926.1 million in repurchasing its own stock, and signed approximately $4.0 billion in new contracts, extensions and renewals. These ranged up to $1.1 billion in value and ten years in duration and span across our targeted verticals. So fiscal 2006 was not without its successes for our Company but it was, nonetheless, a year marked by two over-arching challenges. First, lower than expected revenue and work volumes from our largest client, BCE Inc. (“BCE”), which impacted our revenue by $114.7 million in fiscal 2006. Second, the strengthening Canadian dollar had a negative impact of $106.4 million on our fiscal 2006 revenue compared with fiscal 2005. Despite the combined year-over-year variance of $221.1 million on the top line of these two elements, we were able to offset the profitability impact and guard our bottom line with the acceleration of our global delivery model, cost reductions, and productivity improvements, as part of the plan announced in the second quarter of 2006. This program will be completed at the end of first quarter of 2007, when the Company expects to reach the annualized run rate of approximately $90 million in savings related to our plan.

ADJUSTMENTS TO SENIOR MANAGEMENT
Serge Godin, previously Chairman of the Board and Chief Executive Officer (“CEO”) took the position of Executive Chairman of CGI in January 2006, and the Board appointed Michael E. Roach, previously President and Chief Operating Officer, as President and Chief Executive Officer of CGI, reporting to the Executive Chairman.

In July of 2006, André Imbeau, previously Executive Vice-President and Chief Financial Officer (“CFO”), was appointed Executive Vice-Chairman and Corporate Secretary of CGI. In his new role, André works closely with Serge Godin and focus on strategic initiatives leading to value creation, such as major transactions and financing as well as key client relationships. Concurrently, David Anderson, previously CGI’s Senior Vice-President and Corporate Controller, was appointed to the role of Executive Vice-President and Chief Financial Officer. In this capacity, David also joined the CGI Executive Committee, which consists of Serge Godin, André Imbeau and Michael E. Roach.

NEW CONTRACTS, EXTENSIONS AND RENEWALS
During fiscal 2006, CGI announced new contracts, extensions and renewals totalling $4.0 billion including, but not limited to, the following:
-
October 26, 2005: Two-year project valued at $20 million with the ministère du Revenu du Québec (Québec Revenue Ministry) to adapt and integrate information technology and accounting systems related to the Québec Goods and Services Tax.

-	October 27, 2005: Four-year contract renewal valued at $60 million with Alberta Health and Wellness Ministry. This contract extended and expanded upon an agreement announced on January 11, 2001.
-
November 22, 2005: Up to five-year business process services contract valued at US$44 million with the Housing Trust Fund Corporation of New York, a division of Housing and Community Renewal, to serve the United States Department of Housing and Urban Development (“HUD”). CGI is the largest HUD processor of its kind in the U.S.

-
December 30, 2005: Seven-year contract expected to be up to US$300 million, with two optional three-year renewal periods, with the Commonwealth of Virginia as its private sector partner for a sweeping initiative to transform the state’s business and information technology program.

-
January 5, 2006: Multi-year business process services contract valued at US$30 million to $40 million with Medco Health Solutions, Inc. to provide payment, reconciliation and enrollment form processing services.

-	January 12, 2006: Extended outsourcing agreement with BCE through June 2016. Adding $1.1 billion to the backlog, this extension provides CGI with an important source of recurring revenues.
-
January 31, 2006: Seven-year contract valued at $90 million with Royal & Sun Alliance Insurance Company of Canada for infrastructure management services including mainframe and mid-range equipment, as well as data storage and recovery.

-
February 1, 2006: Six-year outsourcing agreement with Boston-based OneBeacon Insurance Group. This multi-million dollar business process services insurance contract will include policy administration and CollaborativeEdge¨, a front-end solution for Massachusetts personal lines agents to streamline data-capture activities.

-	April 5, 2006: Seven-year contract signings totaling US$100 million by leading local governments for its AMS Advantage¨ ERP Suite. The City of New York has committed to implement the latest version of AMS Advantage to serve as the foundation for its enterprise-wide financial management and budgetary control systems. In addition, Wake County, North Carolina, has chosen the AMS Advantage ERP Suite to support the county’s human resources, finance and budget systems.
-	April 6, 2006: Ten-year IT outsourcing contract valued at $130 million with Cirque du Soleil to operate and support the evolution of Cirque du Soleil’s global technology infrastructure and applications.
-	April 11, 2006: Seven-year agreement valued at between US$45 million to US$75 million to provide Universal Insurance of North America with policy and accounting business process services.
-	April 24, 2006: Two-year IT contract renewal valued at $50 million with the Caisse de dépôt et placement du Québec. The services covered by this agreement include infrastructure management, production services, a “one-stop service” call center, office technology support, maintenance of a large number of business applications, and the development and integration of solutions.
-	June 7, 2006: Two and a half year contract worth US$10 million with the City and County of Honolulu to integrate its web-based AMS Advantage¨ ERP Suite to centralize and support core financial and human resources processes and systems such as general ledger, accounts payable, purchasing, fixed assets, payroll and other related services.

2006 Annual Report CGI Group Inc.

-
September 28, 2006: Three contract signings in Western Canada totaling more than $20 million including a three-year contract with an option for two additional two year agreements with the City of Calgary, a five-year contract to provide application and server management services with the British Columbia Ministry of Health and a four-year contract to provide Business Intelligence Environment services with the Alberta Ministry of Health and Wellness.

ACQUISITIONS
On March 1, 2006, we completed the acquisition of Pangaea Systems Inc. (“Pangaea”) for an aggregate consideration of $4.6 million. Pangaea was a privately held corporation located in Western Canada, serving mostly public sector clients as well as clients in the utilities and the financial services verticals.

On June 1, 2006, CGI acquired Paris-based Plaut Consulting SAS (“Plaut”), a management and technology-consulting firm with approximately 120 professionals known for its SAP expertise serving clients in Europe, for an aggregate consideration of $17.7 million.

DIVESTITURE
On December 31, 2005, we completed the transaction with Everlink Payment Services Inc. (“Everlink”), previously announced on October 26, 2005, under which the Company divested its electronic switching assets for $27.6 million. As a result, a pre-tax gain of $10.5 million was booked in 2006.

COMPETITIVE POSITION STRENGTHENING PROGRAM
As announced on March 29, 2006, the Company has taken measures to reduce the overall cost structure and accelerate the expansion of its Global Delivery Model partially due to lower than expected revenue from BCE. In line with this plan, approximately 1,000 positions were eliminated this year, primarily located in Montreal and Toronto, of which half were related to BCE. The remaining headcount reduction stems from other adjustments to CGI’s cost base and includes reductions in global and corporate functions.

The expansion of the Global Delivery Model created new positions in our centres of excellence in Atlantic Canada, southwest Virginia and India, which will partially offset the headcount reductions. This exercise allowed the Company to further reduce its overhead and increase the overall utilization rate of its workforce.

A pre-tax provision of $67.3 million was taken in fiscal 2006, comprised of $51.5 million for severance and $15.8 million for consolidation and closure of facilities. The remaining estimated provision of $22.7 million will be taken over the remainder of calendar 2006. The Company continues to expect a one-year payback.

BCE SHARE BUYBACK AND REPURCHASE PROGRAM
On December 16, 2005, the Company reached an agreement with BCE to purchase for cancellation 100 million of its Class A subordinate shares held by BCE at a price of $8.59 per share. The transaction was completed on January 12, 2006 and the shares were cancelled. The purchase price was equal to the volume-weighted average price of the Class A subordinate shares on the Toronto Stock Exchange for the 20 trading days preceding December 16, 2005. CGI financed the acquisition price of $859.2 million plus associated costs of $6.8 million through cash on hand and utilization of its credit facilities. Following this transaction, through an agreement with a bank syndicate, our current bank facilities have been increased by $200.0 million to stand at $1.0 billion.

Subsequent to the 100 million share repurchase, the Shareholders Agreement with BCE was terminated, and its representation on the CGI Board was relinquished. As at September 30, 2006, BCE’s share ownership represented approximately 2% of CGI’s issued and outstanding Class A subordinate voting shares and Class B shares, compared to 30% at the end of fiscal 2005.

Also, on January 31, 2006, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year and the Toronto Stock Exchange subsequently approved the company request for approval. The Issuer Bid enables CGI to purchase on the open market through the Toronto Stock Exchange up to 29,288,443 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the Issuer Bid commencing February 3, 2006 and ending no later than February 2, 2007, or on such earlier date when the Company completes its purchases or elects to terminate the bid. Under the terms of the normal course issuer bid, the Company repurchased 8,374,400 of its Class A subordinates shares for $59,631,507 during fiscal 2006 at an average price plus commissions of $7.12. The total Class A subordinate shares repurchased included 905,100 shares bought for cancellation at the end of the year, all of which were cancelled on October 5, 2006.

WARRANTS
On March 22, 2006, La Fédération des caisses Desjardins du Québec (“Desjardins”) exercised a warrant for 4,000,000 Class A subordinate voting shares at a price of $6.55 each. This warrant was originally issued by CGI in connection with a 10-year outsourcing agreement signed with Desjardins in 2001. The carrying value of these Class A subordinate shares includes $14.3 million which was previously recorded in the Warrants caption.

On April 6, 2006, BCE exercised its warrant for 3,021,096 Class A subordinate voting shares and 110,140 Class B shares at a price of $6.55 each. BCE received its warrant in accordance with its pre-emptive rights under the former CGI Shareholders’ Agreement, which was terminated on January 12, 2006. On April 28, 2006, the Class B shareholders of CGI exercised their warrants for 435,991 Class B shares at a price of $6.55 each. These warrants were related to the same Desjardins warrants exercised during 2006.

On June 13, 2006, 1,118,210 warrants held by one party with a carrying value of $5,384,000 expired. At September 30, 2006, the Company had no further warrants outstanding.

2006 Annual Report CGI Group Inc.

OVERVIEW OF THE YEAR
SELECTED ANNUAL INFORMATION
				CHANGE	CHANGE
YEARS ENDED SEPTEMBER 30	2006	2005	2004	2006/2005	2005/2004

Backlog (1) (in millions of dollars)	12,722	12,863	12,965	-1.1%	-0.8%
Bookings (in millions of dollars)	3,997	3,573	3,041	11.9%	17.5%
Revenue
Revenue (in ’000 of dollars)	3,477,623	3,685,986	3,150,070	-5.7%	17.0%
Year-over-year revenue growth prior to foreign currency impact	-2.8%	20.5%	23.7%
Profitability
Adjusted EBIT (2) margin	8.9%	9.4%	9.8%
Net earnings margin prior to restructuring costs related to specific items	5.5%	5.9%	6.2%
Net earnings margin	4.2%	5.9%	6.2%
Basic and diluted EPS from continuing operations (in dollars)	0.40	0.50	0.44	(0.10)	0.06
Basic and diluted EPS from continuing operations prior to restructuring costs related to specific items (in dollars)	0.53	0.50	0.44	0.03	0.06
Balance sheet (in ’000 of dollars)
Total assets	3,692,032	3,986,659	4,316,515	-7.4%	-7.6%
Total long-term liabilities	1,276,462	784,297	1,078,604	62.8%	-27.3%
Cash generation / Financial structure
Cash provided by continuing operating activities (in ’000 of dollars)	309,561	480,709	230,197	-35.6%	108.8%
Days sales outstanding (3)	52	48	54	4	(6)
Net debt to capitalization ratio (4)	27.2%	0.3%	9.8%

(1)
Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

(2)	Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 8.
(3)
Days sales outstanding (“DSO”) is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the fourth quarter revenue over 90 days.

(4)	The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.

FINANCIAL REVIEW OF 2006, 2005, AND 2004
REVENUE

Revenue Variation
YEARS ENDED SEPTEMBER 30	2006	2005	2004

Revenue (in ’000 of dollars)	3,477,623	3,685,986	3,150,070
Variation prior to foreign currency impact	-2.8%	20.5%	23.7%
Foreign currency impact	-2.9%	-3.5%	-2.1%
Variation over previous year	-5.7%	17.0%	21.6%

For fiscal 2006, revenue was $3,477.6 million. On a constant currency basis, revenue declined by 2.8% ($102.0 million) compared with fiscal 2005. The variation resulted primarily from a decrease in revenue from BCE, as well as the ramping down and termination of isolated contracts not meeting our profitability standards. These were partially offset by business won from new and existing clients, and by the two acquisitions made during fiscal 2006. Revenue in the year was further impacted by -2.9% due to currency fluctuation with the resulting total revenue change for fiscal 2006 being -5.7%.

For fiscal 2005, revenue was $3,686.0 million. On a constant currency basis, the growth between 2004 and 2005 was 20.5% ($645.1 million), mainly attributable to the full year impact of AMS acquired in May 2004. The growth was partially offset by the negative foreign currencies fluctuations of 3.5%, resulting in net revenue growth of 17.0% ($535.9 million).

2006 Annual Report CGI Group Inc.

Revenue by LOB
				CHANGE	CHANGE
YEARS ENDED SEPTEMBER 30	2006	2005	2004	2006/2005	2005/2004
(in ’000 of dollars except for percentage)
IT services prior to foreign currency impact	3,156,994	3,336,398	2,721,306
Foreign currency impact	(95,481)	(96,742)	-
IT services	3,061,513	3,239,656	2,721,306	-5.5%	19.0%
BPS prior to foreign currency impact	427,032	458,793	428,764
Foreign currency impact	(10,922)	(12,463)	-
BPS	416,110	446,330	428,764	-6.8%	4.1%
Revenue	3,477,623	3,685,986	3,150,070	-5.7%	17.0%

In fiscal 2006, on a constant currency basis, the change in revenue from our IT services LOB reflected mainly lower work volumes from BCE and the ramping down and termination of isolated contracts not meeting our profitability standards. This change was partly offset by business won from new and existing clients as well as from the two niche acquisitions made during the year.

In 2005, on a constant currency basis, revenue from IT services increased resulting from the acquisitions of AMS and AGTI Consulting Services Inc. (“AGTI”) and new contracts.

In fiscal 2006, on a constant currency basis, the change in BPS revenue was primarily due to the sale of our electronic switching assets in December 2005 and the termination of a contract not meeting our profitability standards. These were partly offset by the ramping up of work in the insurance, government and healthcare sectors of the U.S. market.

In 2005, on a constant currency basis, revenue from BPS increased reflecting the acquisition of AMS and new business won in the government, healthcare and financial services verticals.

Revenue Distribution
The following tables provide additional information regarding our revenue mix:

CONTRACT TYPES 52% Management of IT and business functions (outsourcing) - IT services 41% - Business process services 11% 48% Systems integration and consulting	GEOGRAPHIC MARKETS 60% Canada 33% United States 7% Europe and Asia Pacific	TARGETED VERTICALS 35% Financial services 32% Government and healthcare 20% Telecommunications and utilities 7% Manufacturing 6% Retail and distribution

BCE Revenue
In fiscal 2006, BCE, our largest client, represented 11.9% of our revenue, compared to 14.3% in fiscal 2005 and 16.4% in fiscal 2004.

2006 Annual Report CGI Group Inc.

OPERATING EXPENSES
				AS A PERCENTAGE OF TOTAL REVENUE	AS A PERCENTAGE OF TOTAL REVENUE	AS A PERCENTAGE OF TOTAL REVENUE
YEARS ENDED SEPTEMBER 30	2006	2005	2004	2006	2005	2004
(in ’000 of dollars except for percentage)
Costs of services, selling and administrative expenses	2,996,521	3,151,558	2,677,396	86.2%	85.5%	85.0%
Sale of right	-	(11,000)	-	0.0%	-0.3%	0.0%
Amortization expenses
Capital assets	35,138	41,420	46,804	1.0%	1.1%	1.5%
Contract costs related to transition costs	14,914	14,502	9,633	0.4%	0.4%	0.3%
Finite-life intangibles	119,717	125,095	102,120	3.4%	3.4%	3.2%
Impairment of contract costs and finite-life intangibles	997	18,266	4,034	0.0%	0.5%	0.1%
Total amortization	170,766	199,283	162,591	4.9%	5.4%	5.2%

During 2006, the rapid reduction of the BCE work program adversely impacted our cost structure. As previously noted, we implemented an action plan to improve utilization rates and reduce overhead. For the year, the 86.2% of revenue represented by costs of services, selling and administrative expenses do not fully include the benefit of this action plan. Based on the fourth quarter run rate, these expenses were 84.4% of revenue, slightly below historical averages.

The decrease in amortization expenses was mainly related to a $9.6 million impairment charge taken against contract costs and business solutions related to our Canadian credit unions business and to an impairment charge of $8.7 million taken on contract costs and finite-life intangibles in 2005. The decline in amortization of finite-life intangibles is due to certain software having been fully amortized, the favorable translation impact of currency fluctuations, partially offset by amortization of $6.5 million related to our new business solution for the brokerage industry. Additionally, the amortization of capital assets decreased, due to certain computer equipment having been fully amortized, and the non-recurring cost of disposed assets during 2005. These were partially offset by additional amortization related to contract costs associated with the transition of new clients and contracts started in 2006.

The change in costs of services, selling and administrative expenses in fiscal 2005, when compared with fiscal 2004, was mainly due to the acquisition of AMS operations and new outsourcing contracts.

The increase in amortization expenses in 2005 versus the prior year reflected mainly the addition of finite-life intangible assets from acquisitions, impairment charges to contract costs and finite-life intangibles as noted above, and transition costs related to new outsourcing contracts. This was partially offset by a reduction of amortization related to certain computer equipment and the disposal of certain assets.

ADJUSTED EBIT BY LOB

YEARS ENDED SEPTEMBER 30	2006	2005	2004
(in ’000 of dollars except for percentage)
IT services	334,044	360,379	326,043
As a percentage of IT services revenue	10.9%	11.1%	12.0%
BPS	55,207	70,401	72,394
As a percentage of BPS services revenue	13.3%	15.8%	16.9%
Corporate	(78,915)	(84,635)	(88,354)
As a percentage of total revenues	-2.3%	-2.3%	-2.8%
Adjusted EBIT	310,336	346,145	310,083
Adjusted EBIT margin	8.9%	9.4%	9.8%

For fiscal 2006, the variance in the adjusted EBIT of IT services resulted mainly from less than expected BCE work volumes over the last year, partly offset by additional work from the new and existing clients, savings yielded from the competitive position strengthening program initiated in March 2006, and improved profitability within our U.S. operations.

For fiscal 2005, the drivers of adjusted EBIT growth were new contracts and acquisitions. The change in the adjusted EBIT margin was mainly a result of a nonrecurring license sale which was completed in fiscal 2004, an impairment charge related to an unprofitable contract and a higher cost structure inherited from the AMS acquisition.

For fiscal 2006, the change in adjusted EBIT and adjusted EBIT margin of BPS reflected the decrease of $6.1 million of EBIT as a result of the sale of our electronic switching assets in December 2005, and $11.6 million of amortization and the maintenance costs related to a

2006 Annual Report CGI Group Inc.

business solution developed for the brokerage industry which became commercially available at the beginning of the year.

The change in adjusted EBIT and adjusted EBIT margin observed in 2005 resulted mainly from a decline in the volume of transactions processed in the insurance sector and the impairment charge related to contracts and business solutions, partially offset by new projects initiated in the government and healthcare and financial services verticals.

For fiscal 2006, the decrease in corporate expenses is mainly due to the savings achieved as part of the Company’s on-going program to strengthen its competitive position. The savings in fiscal 2005 relates to synergies stemming from the AMS acquisition.

EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes which is reported in accordance with Canadian GAAP:
				AS A PERCENTAGE OF TOTAL REVENUE	AS A PERCENTAGE OF TOTAL REVENUE	AS A PERCENTAGE OF TOTAL REVENUE
YEARS ENDED SEPTEMBER 30	2006	2005	2004	2006	2005	2004
(in ’000 of dollars except for percentage)
Adjusted EBIT	310,336	346,145	310,083	8.9%	9.4%	9.8%
Restructuring costs related to specific items	(67,266)	-	-	-1.9%	0.0%	0.0%
Interest expense
Interest on long-term debt	(43,291)	(24,014)	(20,672)	-1.2%	-0.7%	-0.7%
Other income, net	7,252	7,156	8,728	0.2%	0.2%	0.3%
Gain on sale and earnings from an investment in an entity subject to significant influence	-	4,537	488	0.0%	0.1%	0.0%
Gain on sale of assets	10,475	-	-	0.3%	0.0%	0.0%
Earnings from continuing operations before income taxes	217,506	333,824	298,627	6.3%	9.1%	9.5%

RESTRUCTURING COSTS RELATED TO SPECIFIC ITEMS
The company recorded a charge of $67.3 million in relation to the competitive position strengthening program. Further details of the program are discussed on page 4.

The following table details the restructuring costs related to specific items recorded in the statement of earnings during the fiscal year ended September 30, 2006:

	SEVERANCE	CONSOLIDATION AND CLOSURE OF FACILITIES	TOTAL
(in ’000 of dollars)	$	$	$
IT Services	50,734	12,747	63,481
BPS	2,343	315	2,658
Corporate	7,894	2,754	10,648
BCE contribution	(9,521)	-	(9,521)
Restructuring costs related to specific items	51,450	15,816	67,266

INTEREST EXPENSE
The increase in interest expense during fiscal 2006 reflected the associated increase in long-term debt. This debt was drawn from the Company’s credit facility to finance the purchase of 100,000,000 Class A subordinate voting shares from BCE during the first quarter of 2006.

In fiscal 2005, the variance resulted mainly from the additional debt issued to partially finance the AMS acquisition, which has since been repaid.

GAIN ON SALE OF ASSETS AND GAIN ON SALE AND EARNINGS FROM INVESTMENTS IN AN ENTITY SUBJECT TO SIGNIFICANT INFLUENCE
In fiscal 2006, we recorded a gain on the sale of our electronic switching assets of $10.5 million.

The sale of our interest in Nexxlink Technologies Inc. (“Nexxlink”) had yielded a pre-tax gain in fiscal 2005 of $4.2 million.

2006 Annual Report CGI Group Inc.

INCOME TAXES
The reduction in year-over-year income tax expense in fiscal 2006 resulted mainly from the restructuring charges related to specific items, part of the program announced in the second quarter.

The income tax rate was 32.6% in fiscal 2006, compared to 34.2% in fiscal 2005. The newly enacted tax legislation in Canada that sets out lower tax rates beginning in 2008, was the primary driver for this change. In addition, the earnings from our non-Canadian operations improved allowing for the recovery of unbooked prior years’ losses. As well, the effect of the benefits arising from investments in subsidiaries contributed to the year-over-year improvement in the income tax rate.

The decrease in fiscal 2005 in our tax rate compared with fiscal 2004 reflected the reduction in the Canadian combined federal and provincial statutory tax rates and a more balanced distribution of our earnings across our major geographic markets.

EARNINGS
The following table includes a reconciliation between net earnings from continuing operations prior to restructuring costs related to specific items and net earnings from continuing operations which is reported in accordance with Canadian GAAP:
				CHANGE	CHANGE
YEARS ENDED SEPTEMBER 30	2006	2005	2004	2006/2005	2005/2004
(in ’000 of dollars unless otherwise indicated)
Net earnings from continuing operations prior to restructuring costs related to specific items	191,267	219,698	185,386	-12.9%	18.5%
Net earnings margin from continuing operations prior to restructuring costs related to specific items	5.5%	6.0%	5.9%
Restructuring costs related to specific items	67,266	-	-
Tax impact of restructuring costs related to specific items	(22,532)	-	-
Net earnings from continuing operations	146,533	219,698	185,386	-33.3%	18.5%
Net earnings margin from continuing operations	4.2%	6.0%	5.9%
Net (loss) gain from discontinued operations	-	(3,210)	8,655
Net earnings	146,533	216,488	194,041	-32.3%	11.6%
Net earnings margin	4.2%	5.9%	6.2%
Weighted average number of Class A subordinate shares and Class B shares (basic)	362,783,618	439,349,210	419,510,503	-17.4%	4.7%
Basic and diluted earnings per share from continuing operations prior to restructuring costs related to specific items (in dollars)	0.53	0.50	0.44	0.03	0.06
Basic and diluted earnings per share from continuing operations (in dollars)	0.40	0.50	0.44	(0.10)	0.06
Basic and diluted earnings per share (in dollars)	0.40	0.49	0.46	(0.09)	0.03
For fiscal 2006, the decrease in net earnings from continuing operations, when compared to fiscal 2005, is primarily due to the additional charges related to the restructuring program, the interest on the long-term debt and the change in adjusted EBIT.

The increase in fiscal 2005 net earnings from continuing operations, compared with fiscal 2004, resulted primarily from the full year impact of the acquisition of AMS in May 2004, the ramping up of new contracts and, to a lesser extent, from a reduction of our income tax rate.

CGI’s basic weighted average number of shares outstanding at the end of fiscal 2006 was down 17.4% compared with fiscal 2005, due to the repurchase of shares from BCE and on the open market as part of the Normal Course Issuer Bid. The total number of shares outstanding at the end of fiscal 2006 is 331,693,044 which includes 905,100 shares repurchased at the end of the fourth quarter but not yet paid for nor cancelled at year end.

There were no discontinued operations in fiscal 2006. The net loss from discontinued operations of $3.2 million in fiscal 2005 resulted from the sale of the U.S. Services to Credit Unions business and the sale of the principal assets of Keyfacts. In 2004, net earnings from discontinued operations of $8.7 million resulted from assets sold to Nexxlink and the sale of our Starquote market data services business.

LIQUIDITY
CGI’s growth is financed through our cash flow from operations, combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

2006 Annual Report CGI Group Inc.

As at September 30, 2006, cash and cash equivalents were $115.7 million. The following table illustrates the main activities over the last three fiscal years:
				VARIANCE	VARIANCE
YEARS ENDED SEPTEMBER 30	2006	2005	2004	2006/2005	2005/2004
(in ’000 of dollars)
Cash provided by continuing operating activities	309,561	480,709	230,197	(171,148)	250,513
Cash used in continuing investing activities	(139,357)	(106,277)	(701,020)	(33,080)	594,743
Cash used in/provided by continuing financing activities	(294,080)	(329,188)	583,683	35,108	(912,871)
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(854)	(6,167)	186	5,313	(6,353)
Net (decrease) increase in cash and cash equivalents of continuing operations	(124,730)	39,077	113,046	(163,807)	(73,969)
Net cash and cash equivalents from discontinued operations	-	759	4,068	(759)	(3,309)
Net (decrease) increase in cash and cash equivalents	(124,730)	39,836	117,114	(164,566)	(77,278)

OPERATING ACTIVITIES
The decline of $171.1 million in cash provided by continuing operating activities versus last year resulted mainly from this year’s lower earnings from operations as discussed above and the timing of large client payments which were partially offset by the decrease in integration payments related to acquisitions.

INVESTING ACTIVITIES
Cash used in investing activities was $139.4 million, an increase of $33.1 million compared with $106.3 million in 2005. The change was mainly driven by the one-time events of 2005 which include the sale of the investment in Nexxlink, the proceeds from the sale of a right to access clients, and the reimbursement following the early termination of a contract. In 2006, the company increased its investment in capital assets. These items were partially offset by a reduction in business acquisition activities.

The investment in capital assets was mainly comprised of leasehold improvements of $20 million, up $7.5 million over last year. These improvements are the result of the consolidation and optimization of office space in the Greater Toronto Area and Fairfax, following an initiative to consolidate and optimize our real estate space. In addition, we made computer equipment and office equipment purchases of $14.5 million and $5.4 million respectively to support new outsourcing contracts, an increase of $7.0 million over prior year.

In fiscal 2006, we spent $25.6 million in business acquisitions mainly related to Plaut and Pangaea. During fiscal 2005, we completed the acquisition of AGTI for a consideration of $47.2 million. We also acquired MPI Professionals (“MPI”) and Silver Oak Partners Inc. (“Silver Oak”) for $13.0 million and $21.8 million, respectively. In fiscal 2004, we made one major acquisition, AMS, purchased for a net cash consideration of $584.0 million, along with two niche acquisitions.

Investments in finite-life intangibles and other long-term assets were $74.6 million in 2006 compared to $90.7 in 2005. These investments were primarily comprised of business solutions of $40.1 million and software licenses and prepaid maintenance of $14.4 million which were purchased as part of the outsourcing services provided to our clients.

We also incurred research expenses of $27.6 million within our costs of services, selling and administrative expenses, while seeking applications for new technology, or conceptually formulating and designing possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. The combined gross research and development spending incurred in 2006 was $68.6 million compared with $78.2 million last year.

The investment of $31.4 million in contract costs was mainly related to transition costs for new outsourcing contracts and was consistent with last year’s investment.

FINANCING ACTIVITIES
Cash used by continuing financing activities was $294.1 million in 2006, a decrease of $35.1 million compared to $329.2 million in fiscal 2005. The primary financing transaction in 2006 related to the repurchase of 100 million Class A shares from BCE for a consideration and related costs of $866.0 million which was partially financed through $738.6 million of debt, resulting in a net use of cash of $120.6 million. Financing activities also included the issuance of shares for $58.0 million mainly from the exercise of warrants by Desjardins, BCE and the majority shareholders, and the partial repayment of our credit facilities for $172.0 million, a decrease of $52.3 million versus 2005. Finally, the repurchase of shares under the Normal Course Issuer Bid program for $60.1 million represented a reduction of $49.3 million when compared to 2005.

2006 Annual Report CGI Group Inc.

CONTRACTUAL OBLIGATIONS
	PAYMENTS DUE BY PERIOD
COMMITMENT TYPE	TOTAL	LESS THAN 1 YEAR	2ND AND 3RD YEARS	4TH AND 5TH YEARS	YEARS 6 TO 10	AFTER 10 YEARS
(in ’000 of dollars)
Long-term debt	812,478	7,626	98,351	684,231	22,270	-
Capital lease obligations	781	616	165	-	-	-
Operating leases
Rental of office space (1)	1,017,528	130,790	219,356	178,746	284,905	203,731
Computer equipment and other	172,305	84,516	77,488	7,996	2,305	-
Automobiles	4,969	2,338	2,402	229	-	-
Long-term service agreements (1)	209,652	72,213	81,482	46,511	9,446	-
Total contractual obligations	2,217,713	298,099	479,244	917,713	318,926	203,731
(1) Included in these obligations are $60.1 million of office space leases from past acquisitions and $6.7 million of long-term service agreements which are accounted for under accounts payable and accrued liabilities, accrued integration charges and other long-term liabilities and long-term debt.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, long-term debt, computer equipment and long-term service agreements in the aggregate amount of $2,217.7 million. In 2006, total contractual obligations increased by $575.1 million, mainly due to an increase in long-term debt to finance the repurchase of shares from BCE.

CAPITAL RESOURCES
	TOTAL COMMITMENT	AVAILABLE AT SEPTEMBER 30, 2006	OUTSTANDING AT SEPTEMBER 30, 2006
(in ’000 of dollars)	$	$	$
Cash and cash equivalents	-	115,729	-
Unsecured committed revolving facilities (1)	1,000,000	382,025	617,975(2)
Lines of credit and other facilities (1)	29,175	29,175	-
Total	1,029,175	526,929	617,975(2)
(1) Excluding any existing credit facility under non-majority owned entities.
(2) Consists of drawn portion of $590.0 million and Letters of Credit for $28.0 million.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2006, cash and cash equivalents were $115.7 million and the total credit facilities available amounted to $411.2 million. Cash equivalents typically include commercial paper, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks, all with an initial maturity of less than 3 months.

Total long-term debt increased by $563.6 million to $813.3 million at September 30, 2006, compared with $249.7 million at September 30, 2005. The variation resulted primarily from a net increase of $587.2 million in our credit facilities and the impact from the fluctuations of foreign currencies against the Canadian dollar.

On January 12, 2006, the Company amended its existing five-year unsecured credit facility to increase it to $1.0 billion. The $1.0 billion committed banking facilities are notably for our operating activity needs, working capital purposes and for the financing of acquisitions and outsourcing contracts. The agreement is currently comprised of a Canadian tranche with a limit of $850.0 million and a U.S. tranche equivalent to $150.0 million. As at September 30, 2006, an amount of $382.0 million was available under this agreement. The agreement has a five-year term, expiring in December 2009. We also have access to a $25.0 million demand line of credit for cash management purposes and $4.2 million of other facilities to cover other requirements. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. During the year, we have obtained certain amendments to the definition and calculations of the ratios which consider the impact of the competitive position strengthening program as well as share repurchases on our unsecured committed revolving facilities and notes. At September 30, 2006, CGI was in compliance with these covenants and maintains its financial flexibility.

Considering the needs for reinvestment in our operations and the size of the investment projects, we did not pay a dividend. Annually our Board of Directors evaluates whether or not to pay a dividend as well as to continue with the share repurchase program.

2006 Annual Report CGI Group Inc.

SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES
	AS AT SEPTEMBER 30, 2006	AS AT SEPTEMBER 30, 2005	AS AT SEPTEMBER 30, 2004
Net debt to capitalization ratio	27.2%	0.3%	9.8%
Days sales outstanding (in days)	52	48	54
Return on invested capital (1)	8.5%	8.7%	7.8%
(1) The return on invested capital ratio represents the proportion of the last four quarters’ after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters’ average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio increased by 26.9% compared to last year mainly due to the additional debt issued in fiscal 2006 to purchase the 100 million shares from BCE.

Days sales outstanding increased by four days to 52 days when -compared with last year, mainly due to the timing of payments from large customers. In fiscal 2005, DSO was 48 days, down six days from 2004. In calculating DSOs, we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Payments from clients in advance of work being performed may fluctuate from year to year depending on the timing of payments received from outsourcing clients.

Return on invested capital in fiscal 2006 was 8.5%, a decline of 0.2% from fiscal 2005. This is mainly due to restructuring charges and the reduction in work levels from BCE.

OFF-BALANCE SHEET FINANCING AND GUARANTEES
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure of approximately $108.5 million in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2006. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2006, we provided for a total of $72.9 million of these bonds. We believe we are in compliance with our performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million of the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

CAPABILITY TO DELIVER RESULTS
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as quality processes that help us integrate and retain new members as part of outsourcing contract wins or acquisitions.

RELATED PARTY TRANSACTIONS
As a result of the Company’s repurchase of its shares in fiscal 2006, BCE no longer held its significant influence over CGI’s operating, financing and investing activities. Please refer to Note 22 to the financial statements for details of 2005 and 2004 transaction history with BCE.

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

2006 Annual Report CGI Group Inc.

The Company’s share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

INNOVAPOST
YEARS ENDED SEPTEMBER 30	2006	2005	2004
(in ’000 of Canadian dollars)	$	$	$
Revenue	100,994	102,699	94,607
Accounts receivable	9,490	4,112	3,622
Work in progress	1,528	1,290	1,988
Prepaid expenses	-	2,019	1,815
Contract costs	16,239	17,301	19,696
Accounts payable and accrued liabilities	147	1,254	1,113
Deferred revenue	509	-	946

FOURTH QUARTER RESULTS
The fourth quarter of CGI’s fiscal 2006 was focused on improving profitability as outlined in the action plan announced on March 29, 2006. Accordingly, a pre-tax charge for severance and other related benefits and costs related to the consolidation and closure of facilities, totaling $20.9 million, was taken in the fourth quarter bringing the total charge of the program thus far to $67.3 million. The Company expects to incur the remaining charge of approximately $22.7 million over the course of this calendar year and continues to anticipate the full payback of its investment on an annualized basis at that time.

REVENUE BY LOB

FOR THE 3 MONTHS ENDED SEPTEMBER 30	2006	2005	CHANGE
(in ’000 of dollars except for percentage)	$	$	%
IT services prior to foreign currency impact	766,839	792,149	-3.2%
Foreign currency impact	(20,134)	-	-2.5%
IT services	746,705	792,149	-5.7%
BPS prior to foreign currency impact	101,835	112,691	-9.6%
Foreign currency impact	(2,720)	-	-2.4%
BPS	99,115	112,691	-12.0%
Revenue	845,820	904,840	-6.5%
In the fourth quarter of 2006, on a constant currency basis, the revenue decrease versus prior year in our IT services segment was due to lower work volumes from BCE for $40.9 million, the ramping down of isolated contracts not meeting our profitability standards, offset by business won from new and existing clients and niche acquisitions made during the year, all for a net impact of $7.7 million.

BPS revenue decreased in the quarter mainly due to the sale of our electronic switching assets in December 2005 which drove $6.1 million of the change and lower claims and inspections in our insurance business.

2006 Annual Report CGI Group Inc.

ADJUSTED EBIT BY LOB

FOR THE 3 MONTHS ENDED SEPTEMBER 30	2006	2005	CHANGE
(in ’000 of dollars except for percentage)	$	$	%
IT services	93,004	93,789	-0.8%
As a percentage of IT services revenue	12.5%	11.8%
BPS	16,609	16,249	2.2%
As a percentage of BPS services revenue	16.8%	14.4%
Corporate	(18,492)	(20,611)	10.3%
As a percentage of total revenues	-2.2%	-2.3%
Adjusted EBIT	91,121	89,427	1.9%
Adjusted EBIT margin	10.8%	9.9%

The variance in the adjusted EBIT of IT services for the quarter resulted mainly from less than anticipated BCE work volumes, partly offset by the gain from the sale of a license in our financial sector, the fiscal 2005 impairment charge related to a contract not meeting the Company’s profitability standards, and savings achieved from the program initiated in March 2006.

For BPS, the improvement in adjusted EBIT is the result of winding down an unprofitable contract, business won from new and existing clients in the U.S., partially offset by the sale of our electronic switching assets and lower claims in the insurance business.

For the quarter ended September 30, 2006, the decrease in corporate expenses is tied to the on-going action plan to strengthen the Company’s competitive position.

NET EARNINGS FROM CONTINUING OPERATIONS

FOR THE 3 MONTHS ENDED SEPTEMBER 30	2006	2005	CHANGE
(in ’000 of dollars except for percentage)	$	$	%
Adjusted EBIT	91,121	89,427	1.9%
Adjusted EBIT margin	10.8%	9.9%
Restructuring costs related to specific items	20,931	-
Interest on long-term debt	13,439	4,807	179.6%
Other income, net	(1,448)	(1,510)	-4.1%
Earnings from continuing operations before income taxes	58,199	86,130	-32.4%
Income tax	18,667	29,715	-37.2%
Net earnings from continuing operations	39,532	56,415	-29.9%
Basic and diluted EPS from continuing operations (in dollars)	0.12	0.13	-9.7%
Weighted average number of outstanding Class A subordinate shares and Class B shares	336,941,173	433,788,490	-22.3%

The decline in net earnings from continuing operations is mainly the result of an improvement in adjusted EBIT driven by savings from our competitive strengthening program, which is offset by the associated restructuring costs for severance and facilities rationalization. Additionally, interest expense increased stemming from the additional long-term debt to finance the share repurchases made during the year. On a per share basis, the decline is minimized, demonstrating the benefit of the share repurchase program undertaken by the Company.

2006 Annual Report CGI Group Inc.

SUMMARY OF QUARTERLY RESULTS
				2006				2005
QUARTERLY RESULTS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Backlog (in millions of dollars)	12,722	13,303	13,686	12,901	12,863	12,934	12,929	13,071
Bookings (in millions of dollars)	462	787	1,746	1,002	666	1,025	844	1,038
Revenue
Revenue (in ’000 of dollars)	845,820	866,504	866,836	898,463	904,840	936,394	915,662	929,090
Year-over-year revenue growth prior to foreign currency impact	-4.0%	-3.4%	-2.4%	-1.3%	0.0%	14.8%	33.9%	42.3%
Cost of services, selling and administrative expenses	713,573	746,395	759,706	776,847	761,919	802,312	789,330	797,997
Margin	84.4%	86.1%	87.6%	86.5%	84.2%	85.7%	86.2%	85.9%
Profitability
Net earnings from continuing operations (in ’000 of dollars)	39,532	35,944	14,149	56,908	56,415	56,621	53,591	53,072
Margin	4.7%	4.1%	1.6%	6.3%	6.2%	6.0%	5.9%	5.7%
Basic and diluted earnings per share from continuing operations (in dollars)	0.12	0.11	0.04	0.13	0.13	0.13	0.12	0.12
Net earnings from continuing operations prior to restructuring costs related to specific items (in ’000 of dollars)	53,145	46,392	34,822	56,908	56,415	56,621	53,591	53,072
Margin	6.3%	5.4%	4.0%	6.3%	6.2%	6.0%	5.9%	5.7%
Basic and diluted earnings per share from continuing operations prior to restructuring costs related to specific items (in dollars)	0.16	0.14	0.10	0.13	0.13	0.13	0.12	0.12
Net earnings	39,532	35,944	14,149	56,908	55,792	57,759	49,594	53,343
Net earnings margin	4.7%	4.1%	1.6%	6.3%	6.2%	6.2%	5.4%	5.7%
Basic and diluted earnings per share (in dollars)	0.12	0.11	0.04	0.13	0.13	0.13	0.11	0.12
Weighted average number of Class A subordinate shares and Class B shares - basic (in ’000)	336,941	338,714	344,825	430,487	433,788	436,592	442,493	444,562

During the period, our revenues reached their peak in third quarter 2005 at $936.4 million, declining by $31.6 million during the fourth quarter, driven primarily by lower seasonal volumes as well as unfavourable foreign currency fluctuation against the Canadian dollar. Revenues for fourth quarter 2006 were $845.8 million and show a further decline versus the same period last year as a result of lower BCE work volumes and continued unfavourable currency fluctuations.

The decrease of work from BCE led the Company to undertake the competitive strengthening program, announced during the second quarter of 2006, to reduce its cost structure and gradually improve its profit margins.

The cost savings generated by the program are the main driver of the reduction in the cost of services, selling and administrative expenses margin through the second half of 2006 when it reached 84.4% of revenues in the fourth quarter, compared to the peak of 87.6% during the second quarter of the year when the program was initiated.

As a result of the efficiencies delivered by the program, net earnings from continuing operations prior to restructuring costs related to specific items margin improved from 4.0% in the second quarter, to 5.4% in the third, and 6.3% in the fourth quarter. In 2005, there was a net loss from discontinued operations of $3.2 million, resulting from the sale of the U.S. Services to Credit unions business unit and the sale of the principal assets of Keyfacts.

The share repurchase in January 2006 was financed with our credit facilities, which led to an increase of the net debt to capitalization ratio in the second quarter of 2006.

QUARTERLY VARIANCES
There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in

2006 Annual Report CGI Group Inc.

any given quarter. Outsourcing contracts including BPS are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies increases. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven by US dollar expenses incurred in Canada, such as licenses, maintenance, insurance, and interest expenses.

In 2006, we have purchased from BCE, 100 million Class A subordinate shares, as well as an additional 8,374,400 shares from the market. As a result, our number of outstanding shares have decreased sequentially since the second quarter and our debt has increased to fund part of the transaction, which has driven the increase in our debt to capitalization ratio.

While cash flow provided by continuing operating activities has remained strong over the period, the main fluctuations resulted from our profitability and the timing of payments received from large customers and payments made to our vendors on multi-year license and maintenance agreements. The timing impact from payments received from our clients also explains the fluctuation of our DSO in the period.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The annual audited financial statements of the Company for the years ended September 30, 2006, 2005 and 2004 include all adjustments that the management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

CRITICAL ACCOUNTING ESTIMATES
The Company’s significant accounting policies are described in Note 2 of the September 30, 2006 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

CONSOLIDATED STATEMENTS OF EARNINGS
AREAS IMPACTED BY ESTIMATES	CONSOLIDATED BALANCE SHEETS		REVENUE	COSTS OF SERVICES, SELLING AND ADMINISTRATIVE	AMORTIZATION/ IMPAIRMENT	RESTRUCTURING COSTS RELATED TO SPECIFIC ITEMS	INCOME TAXES
Allowance for doubtful accounts	■			■
Goodwill	■				■
Income taxes	■						■
Accounts payable and accrued liabilities	■			■
Revenue recognition	■	(1)	■
Contract costs	■		■		■
Investment tax credits	■			■
Impairment of long-lived assets	■				■
Restructuring costs related to specific items	■					■
(1) Accounts receivable and work in progress

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for doubtful trade receivables is established when collection of amounts due from clients is deemed improbable. The allowance is reviewed periodically and is based on an analysis of specific outstanding accounts, aging of trade receivables, historical collection experience and client creditworthiness. Indicators of improbable collection include client bankruptcy, client litigation, industry downturns, client cash flow difficulties or ongoing service or billing disputes.

GOODWILL
Goodwill is assessed for potential impairment, at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such assessment requires a comparison of the fair value of the reporting unit to its carrying value. The estimate of fair value of a reporting unit is based on a discounted cash flow analysis using management approved key assumptions such as future cash flows, growth projections, terminal

2006 Annual Report CGI Group Inc.

values and discount rates. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

INCOME TAXES
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The Company accrued for costs incurred to restructure and integrate the acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to initial provision are made as soon as the Company’s management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

REVENUE RECOGNITION
The determination of revenues and costs on arrangements that use the percentage-of-completion method requires judgment and estimation. The method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Moreover, if total costs from a contract are estimated to exceed the estimated total revenue from the contract, then a provision for the estimated loss is made in the period in which the loss first becomes apparent. Another assessment, related to a contract which involves the provision of multiple service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value of each element. Revenue is then recognized for each element as for single-element contracts. Management regularly reviews arrangement profitability and the underlying estimates.

CONTRACT COSTS
Certain costs incurred upon initiation of an outsourcing contract are deferred and amortized over the contract life. These costs consist primarily of incentives and transition costs. Estimates and assumptions that the Company makes include projecting future cash flows in order to assess the recoverability of these contract costs when events or changes in circumstances exist such that the carrying amount may not be recoverable. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions on one or more contracts will not impact the cash flows generated by the Company’s operations.

INVESTMENT TAX CREDITS
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company tests the recoverability of long-lived assets, such as finite-life intangibles and capital assets, when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and customer relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.

RESTRUCTURING COSTS RELATED TO SPECIFIC ITEMS
The Company announced a plan to reduce its workforce and to close and consolidate certain facilities. The plan was initiated because of lower than expected BCE work volumes and in an effort to reduce costs and improve its profitability. The charge taken during the year is

2006 Annual Report CGI Group Inc.

comprised of severance costs and costs related to the consolidation and closure of facilities. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For leased facilities that have been abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. At each reporting date, we will evaluate the accruals for closed facilities and employee severances to ensure that the accruals are still appropriate.

CHANGE IN ACCOUNTING POLICIES
The CICA has issued the following new Handbook Sections which were effective for interim periods beginning on or after January 1, 2006:
a)

Handbook Section 3831, “Non-Monetary Transactions”, requires that non-monetary transactions be recorded at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is non-monetary, non-reciprocal transfer to owners or it is not reliably measurable. The adoption of this section did not have any impact on the consolidated financials statements.

b)

EIC 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)”, provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 did not have any impact on the consolidated financial statements since the Company already adopted the U.S. equivalent, Emerging Issues Task Force (“EITF”) 01-9 “Accounting for Consideration Given by a Vendor to a Customer” issued in 2001.

c)

EIC 157, “Implicit variable interests under AcG 15”, requires to consider whether the reporting enterprise holds an implicit variable interest in a variable interest entity or potential variable interest entity in applying Accounting Guideline 15, “Consolidation of Variable Interest Entities”. The adoption of this abstract did not have any impact on the consolidated financials statements.

d)

EIC 159, “Conditional Asset Retirement Obligations”, provides guidance when a conditional asset retirement obligation should be recognized. The adoption of this abstract did not have any impact on the consolidated financials statements.

CHANGE IN FUTURE ACCOUNTING POLICIES
The CICA has issued the following new Handbook Sections:
a)
Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The impact of the adoption of this new section on the consolidated financial statements is not expected to be material.

b)
Handbook Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c)
Handbook Section 3865, “Hedges”, effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The impact of the adoption of this new section on the consolidated financial statements is not expected to be material.

FINANCIAL INSTRUMENTS
From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment.

RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

RISKS RELATED TO OUR INDUSTRY
The competition for contracts - We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and business process services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the U.S. market. We have made good progress in growing our revenue from

2006 Annual Report CGI Group Inc.

the U.S. and internationally over the past three years and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts - As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and 18 months, which now are between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and cost of qualified IT professionals - There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain qualified staff, thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends - We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others - We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights - Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

RISKS RELATED TO OUR BUSINESS
Business mix variations - The proportion of revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations - We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients - The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of

2006 Annual Report CGI Group Inc.

acquired companies and the IT operations of outsourcing clients. As at September 30, 2006, the majority of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions - With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk - If we should fail to deliver our services -according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value or our backlog. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables - We generate a significant portion of our revenue (11.9% in the fiscal year 2006) from the subsidiaries and affiliates, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks - With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk - In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk - An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles techno-logies de Québec.

Government business risk - Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work - We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

RISKS RELATED TO BUSINESS ACQUISITIONS
Difficulties in executing our acquisition strategy - A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the U.S. and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

2006 Annual Report CGI Group Inc.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

RISKS RELATED TO THE MARKET
Economic risk - An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

INTEGRITY OF DISCLOSURE
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

CGI has a formal Corporate Disclosure Policy whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management, and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of its disclosure controls, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2006. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

LEGAL PROCEEDINGS
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. As at September 30, 2006, the Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

2006 Annual Report CGI Group Inc.

Management’s and Auditors’ reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING
The management of CGI Group Inc. (“the Company”) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management’s best estimates and judgment. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.
To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The internal control systems and financial records are subject to audit by the independent auditors, Deloitte & Touche LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to audit the consolidated financial statements. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.
Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The financial statements and MD&A have been reviewed and approved by the Board of Directors.

	(signed)	(signed)	(signed)
NOVEMBER 13, 2006	MICHAEL E. ROACH PRESIDENT AND CHIEF EXECUTIVE OFFICER	R. DAVID ANDERSON EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER	ANDRÉ IMBEAU FOUNDER, EXECUTIVE VICE-CHAIRMAN AND CORPORATE SECRETARY

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the Canada.
The Company’s internal control over financial reporting includes policies and procedures that:
-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
-
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

-
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal controls have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
There was one exclusion from our assessment. Our interest in the joint ventures were excluded from our assessment as we do not have the ability to dictate or modify the entities’ internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interests in the joint ventures represent 1.6% of our consolidated total assets and 2.6% of our consolidated revenue as at and for the year ended September 30, 2006. Despite this exclusion, we have assessed our internal control over financial reporting with respect to the inclusion of our share of the joint ventures and its results for the year in our consolidated financial statements. Further financial information with respect to the joint ventures is presented in Note 19 to the consolidated financial statements.
As of the end of the Company’s 2006 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company’s internal control over financial reporting as of September 30, 2006 was effective.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006 has been audited by the Company’s independent registered chartered accountants, as stated in their report appearing on page 3.

	(signed)	(signed)	(signed)
NOVEMBER 13, 2006	MICHAEL E. ROACH PRESIDENT AND CHIEF EXECUTIVE OFFICER	R. DAVID ANDERSON EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER	ANDRÉ IMBEAU FOUNDER, EXECUTIVE VICE-CHAIRMAN AND CORPORATE SECRETARY

2006 Annual Report CGI Group Inc.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of CGI Group Inc.
    We have audited management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that CGI Group Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting on its joint ventures because the Company does not have the ability to dictate or modify controls at these entities and does not have the ability to assess, in practice, the controls at these entities. The interest in the joint ventures constitutes total assets and revenues of 1.6% and 2.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended September 30, 2006. Accordingly, our audit did not include the internal control over financial reporting of the joint ventures. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended September 30, 2006, and our report dated November 13, 2006 expressed an unqualified opinion on those financial statements.

(signed)
Deloitte & Touche LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 13, 2006

2006 Annual Report CGI Group Inc.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited the consolidated balance sheets of CGI Group Inc. and subsidiaries (the “Company”) as at September 30, 2006 and 2005 and the related consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the consolidated financial statements for the year ended September 30, 2006, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements for the year ended September 30, 2005 and September 30, 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2006, in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated November 13, 2006, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed)
Deloitte & Touche LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 13, 2006

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES
In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders, dated November 13, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed)
Deloitte & Touche LLP
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 13, 2006

2006 Annual Report CGI Group Inc.

Consolidated Financial Statements

Consolidated statements of earnings

YEARS ENDED SEPTEMBER 30	2006	2005	2004
(in thousands of Canadian dollars, except share data)	$	$	$
REVENUE	3,477,623	3,685,986	3,150,070
Operating expenses
Costs of services, selling and administrative (note 16)	2,996,521	3,151,558	2,677,396
Amortization (note 12)	170,766	199,283	162,591
Restructuring costs related to specific items (note 13)	67,266	-	-
Interest on long-term debt	43,291	24,014	20,672
Other income, net	(7,252)	(7,156)	(8,728)
Gain on sale of assets (note 17)	(10,475)	-	-
Gain on sale and earnings from an investment in an entity subject to signiӿcant inӾuence (note 17)	-	(4,537)	(488)
Sale of right (note 14)	-	(11,000)	-
	3,260,117	3,352,162	2,851,443
Earnings from continuing operations before income taxes Income taxes (note 15)	217,506 70,973	333,824 114,126	298,627 113,241

Net earnings from continuing operations	146,533	219,698	185,386
Net (loss) gain from discontinued operations (note 18)	-	(3,210)	8,655
NET EARNINGS	146,533	216,488	194,041
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (note 11)
Continuing operations	0.40	0.50	0.44
Discontinued operations	-	(0.01)	0.02
	0.40	0.49	0.46
See Notes to the consolidated financial statements.

Consolidated statements of retained earnings

YEARS ENDED SEPTEMBER 30	2006	2005	2004
(in thousands of Canadian dollars)	$	$	$
BALANCE, BEGINNING OF YEAR	895,267	730,757	542,205
Net earnings	146,533	216,488	194,041
Share repurchase costs (note 9)	(6,760)	-	-
Share issue costs, net of income taxes (note 9)	-	-	(5,489)
Excess of purchase price over carrying value of Class A subordinate shares acquired (note 9)	(447,839)	(51,978)	-
BALANCE, END OF YEAR	587,201	895,267	730,757
See Notes to the consolidated financial statements.

2006 Annual Report CGI Group Inc.

Consolidated balance sheets

AS AT SEPTEMBER 30	2006		2005
(in thousands of Canadian dollars)	$		$
ASSETS
Current assets
Cash and cash equivalents	115,729		240,459
Accounts receivable (note 3)	479,767		487,731
Work in progress	197,381		214,470
Prepaid expenses and other current assets	89,639		75,281
Future income taxes (note 15)	33,728		22,118
	916,244		1,040,059
Capital assets (note 4)	120,032		116,388
Contract costs (note 5)	212,115		223,122
Finite-life intangibles and other long-term assets (note 6)	525,905		586,416
Future income taxes (note 15)	25,127		46,601
Goodwill (note 7)	1,737,886		1,773,370
Total assets before funds held for clients	3,537,309		3,785,956
Funds held for clients (note 2)	154,723		200,703
	3,692,032		3,986,659

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	367,127		378,691
Accrued compensation	108,331		107,014
Deferred revenue	111,759		127,950
Income taxes	41,707		31,955
Future income taxes (note 15)	30,384		47,163
Current portion of long-term debt (note 8)	8,242		14,899
	667,550		707,672
Future income taxes (note 15)	213,512		238,983
Long-term debt (note 8)	805,017		234,801
Accrued integration charges (note 17) and other long-term liabilities	103,210		109,810
Total liabilities before clients’ funds obligations	1,789,289		1,291,266
Clients’ funds obligations (note 2)	154,723		200,703
	1,944,012		1,491,969
Commitments, contingencies and guarantees (note 24)
SHAREHOLDERS’ EQUITY
Capital stock (note 9)	1,367,606		1,762,973
Contributed surplus (note 10)	82,436		67,578
Warrants (note 10)	-		19,655
Retained earnings	587,201		895,267
Foreign currency translation adjustment	(289,223)		(250,783)
	1,748,020		2,494,690
	3,692,032		3,986,659
See Notes to the consolidated financial statements.
Approved by the Board	(signed	)	(signed	)
	DIRECTOR MICHAEL E. ROACH		DIRECTOR ANDRÉ IMBEAU

2006 Annual Report CGI Group Inc.

Consolidated statements of cash flows

YEARS ENDED SEPTEMBER 30	2006	2005	2004
(in thousands of Canadian dollars)	$	$	$
OPERATING ACTIVITIES
Net earnings from continuing operations	146,533	219,698	185,386
Adjustments for:
Amortization (note 12)	199,760	231,965	192,718
Non-cash portion of restructuring costs related to specific items (note 13)	1,311	-	-
Deferred credits	(781)	(3,038)	(16,439)
Future income taxes (note 15)	(34,225)	35,650	55,626
Foreign exchange loss (gain)	1,914	1,993	(789)
Stock-based compensation (note 10)	12,895	20,554	25,559
Sale of right (note 14)	-	(11,000)	-
Gain on sale of assets (note 17)	(10,475)	-	-
Gain on sale and earnings from an investment in an entity subject to significant influence (note 17)	-	(4,537)	(488)
Net change in non-cash working capital items (note 20)	(7,371)	(10,576)	(211,376)
Cash provided by continuing operating activities	309,561	480,709	230,197

INVESTING ACTIVITIES
Business acquisitions (net of cash acquired) (note 17)	(25,620)	(66,229)	(589,678)
Proceeds from sale of assets and businesses (net of cash disposed) (note 17)	30,114	29,521	87,503
Proceeds from sale of investment in an entity subject to significant influence (note 17)	-	20,849	-
Proceeds from sale of right (note 14)	-	11,000	-
Purchase of capital assets	(41,105)	(25,314)	(59,829)
Proceeds from disposal of capital assets	562	6,663	4,738
Payment of contract costs	(31,417)	(25,057)	(75,142)
Reimbursement of contract costs upon termination of a contract	-	15,300	-
Additions to ӿnite-life intangibles and other long-term assets	(74,568)	(90,674)	(85,814)
Proceeds from disposal of ӿnite-life intangibles	-	5,251	-
Decrease in other long-term assets	2,677	12,413	17,202
Cash used in continuing investing activities	(139,357)	(106,277)	(701,020)
FINANCING ACTIVITIES
Increase in credit facilities (note 8)	746,170	190,000	240,534
Repayment of credit facilities	(158,944)	(397,578)	(219,000)
Increase in long-term debt	-	-	257,604
Repayment of long-term debt	(13,124)	(16,705)	(26,451)
Repurchase of Class A subordinate shares (net of share repurchase costs) (note 9)	(926,145)	(109,456)	-
Issuance of shares (net of share issue costs) (note 9)	57,963	4,551	330,996
Cash (used in) provided by continuing financing activities	(294,080)	(329,188)	583,683
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(854)	(6,167)	186
Net (decrease) increase in cash and cash equivalents of continuing operations	(124,730)	39,077	113,046
Net cash and cash equivalents provided by discontinued operations (note 18)	-	759	4,068
Cash and cash equivalents, beginning of year	240,459	200,623	83,509
CASH AND CASH EQUIVALENTS, END OF YEAR	115,729	240,459	200,623
 Supplementary cash flow information (note 20)
 See Notes to the consolidated financial statements.

2006 Annual Report CGI Group Inc.

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

1. Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT services”), including outsourcing, systems integration and consulting, software licenses and maintenance, as well as business process services (“BPS”) to help clients cost effectively realize their strategies and create added value.

2. Summary of significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects from U.S. GAAP. A reconciliation between Canadian and U.S. GAAP can be found in Note 26.

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2006.

CHANGES IN ACCOUNTING POLICIES
i)
The Canadian Institute of Chartered Accountants (“CICA”) amended Handbook Section 3831, “Non-Monetary Transactions”, effective for fiscal years beginning on or after January 1, 2006. The amendment of the section requires that non-monetary transactions be recorded at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is a non-monetary, non-reciprocal transfer to owners or it’s not reliably measurable. The adoption of this section did not have any impact on the consolidated financial statements.

ii)
The CICA issued Emerging Issue Committee (“EIC”) Abstract 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)”, which provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and others. The adoption of EIC 156 did not have any impact on the consolidated financial statements since the Company already adopted the U.S. equivalent, Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer”, issued in 2001.

iii)
The CICA issued EIC 157, “Implicit variable interests under AcG 15’’, which requires consideration of whether the reporting enterprise holds an implicit variable interest in a variable interest entity or potential variable interest entity when applying Accounting Guideline 15 “Consolidation of Variable Interest Entities’’. The adoption of this abstract did not have any impact on the consolidated financial statements.

iv)
The CICA issued EIC 159, “Conditional Asset Retirement Obligations’’, which provides guidance when a conditional asset retirement obligation should be recognized. The adoption of this abstract did not have any impact on the consolidated financial statements.

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, the measurement of allowance for doubtful accounts, tax credits, long-term asset valuations and impairment assessments, income taxes, provisions and contingencies, as well as revenue recognition.

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investments using the proportionate consolidation method. The Company accounts for investments where it has the ability to exercise significant influence under the equity method. In situations where the Company does not exercise significant influence, the investments are recorded at cost. The carrying amount of the investments is reviewed for decline, other than temporary fluctuations, whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE
The Company generates revenue principally through the provision of IT services and BPS.
The IT services include a full range of information technology services, namely: i) outsourcing ii) systems integration and consulting

iii) software licenses and iv) maintenance. The BPS unit provides business processing for the financial services segments, as well as other services, such as payroll and document management services.

The Company provides services under contracts that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured. If an arrangement involves the provision of multiple elements, the total arrangement value is allocated to each element as a separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item; and 3) the arrangement includes a general right of return relative to the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their fair values.
Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

OUTSOURCING AND BPS ARRANGEMENTS
Revenue from outsourcing and BPS arrangements under time and materials and unit-priced arrangements are recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit price during the term of the contract or based on the actual amounts billed.
Revenue from outsourcing and BPS arrangements under fixed-fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

SYSTEMS INTEGRATION AND CONSULTING SERVICES
Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.
Revenue from systems integration and consulting services under fixed-fee arrangements is recognized using the percentage-of-completion method over the implementation period. The Company uses the labour costs or labour hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that gave rise to the revision became known.
Revenue from systems integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

SOFTWARE LICENSES AND MAINTENANCE ARRANGEMENTS
Revenue from software license arrangements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately.
In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software license revenue using the percentage-of-completion method over the implementation period as previously described.
Revenue from maintenance services for licenses sold and implemented is recognized ratably over the term of the contract.

WORK IN PROGRESS AND DEFERRED REVENUE
Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

REIMBURSEMENTS
Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue, and the corresponding expense is included in costs of services.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

CAPITAL ASSETS
Capital assets are recorded at cost and are amortized over the following estimated useful lives of the assets, using the straight-line method:

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term plus ӿrst renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS
In connection with the Company’s payroll and tax filing services, the Company collects funds for payment of payroll and taxes, temporarily holds such funds until payment is due, remits the funds to the clients’ employees and appropriate tax authorities, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents the funds held for clients and related obligations separately.

CONTRACT COSTS
Contract costs are mainly incurred when acquiring or implementing long-term IT services and BPS contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.
Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments, or discounts awarded principally over a transition period, as negotiated in the contract. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued. For discounts, cost is measured at the value of the granted financial commitment and a corresponding amount is recorded in other long-term liabilities. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.
Capital assets acquired from a client in connection with outsourcing contracts are capitalized as such and amortized consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts is considered as an incentive granted to the client, and is recorded as described in the preceding paragraph.
Transition costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of expenses related to activities such as the conversion of the customer’s applications to the Company’s platforms. These incremental costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

FINITE-LIFE INTANGIBLE ASSETS
Finite-life intangible assets consist mainly of internal software, business solutions, software licenses and customer relationships.
Internal software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed for distribution are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income-producing capabilities of the software products. Customer relationships are acquired through business combinations and are initially recorded at their fair value based on the present value of expected future cash flows.
The Company amortizes its finite-life intangible assets using the straight-line method over the following estimated useful lives:

Internal software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Customer relationships and other	2 to 15 years

IMPAIRMENT OF LONG-LIVED ASSETS
When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

BUSINESS COMBINATIONS AND GOODWILL
The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, with the excess of the purchase price amount being allocated to goodwill. Goodwill for each reporting unit is assessed for impairment at least annually, or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. An impairment charge is recorded when the goodwill carrying amount of the reporting unit exceeds its fair value.

ACCRUED INTEGRATION CHARGES
Accrued integration charges are comprised of liabilities for costs incurred on business combinations, such as severance payments related to the termination of certain employees of the acquired business performing functions already available through the Company’s existing structure and provisions related to leases for premises occupied by the acquired businesses that the Company plans to vacate.

EARNINGS PER SHARE
Basic earnings per share are based on the weighted average number of shares outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS
Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Included in costs of services, selling and administrative expenses are research expenses in the amount of $25,728,000 ($21,869,000 in 2005 and $26,710,000 in 2004). During the year, the Company incurred direct research and software development costs of $68,905,000 ($78,200,000 in 2005 and $64,500,000 in 2004).

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

Software development costs are charged to earnings in the year they are incurred, net of related tax credits unless they meet specific capitalization criteria related to technical, market and financial feasibility. Deferred development costs are included as part of finite-life intangibles. Tax credits amounting to $925,000 were recorded against these assets for the year ended September 30, 2006 (nil in 2005 and $1,408,000 in 2004).

INCOME TAXES
Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets when its realization is not considered more likely than not.

TRANSLATION OF FOREIGN CURRENCIES
Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries, with economic activities largely independent of the parent company, are accounted for using the current rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders’ equity. As a result of differences in the translation of the financial statements of foreign subsidiaries, the foreign currency translation adjustment varied by $38,440,000 and $92,124,000 in 2006 and 2005, respectively. These variations resulted principally from translating U.S. dollar denominated goodwill.

The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

STOCK-BASED COMPENSATION
Stock-based compensation cost is recorded using the fair value based method. This method consists of recording compensation cost to earnings over the vesting period of options granted. When stock options are exercised, any consideration paid by employees is credited to capital stock and the recorded fair value of the option is removed from contributed surplus and credited to capital stock.

FINANCIAL INSTRUMENTS
The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.
The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gains or losses on the net investment are recorded under the foreign currency translation adjustment. Any realized or unrealized gains or losses on instruments covering the net investment are also recognized in the foreign currency translation adjustment.
The Company also enters, from time to time, into forward contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized.
Periodic assessments of each hedge’s effectiveness are performed during the year.

FUTURE ACCOUNTING CHANGES
The CICA has issued the following new Handbook Sections:
a)
Section 3855, “Financial Instruments - Recognition and Measurement”, effective for interim periods beginning on or after October 1, 2006. This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, and if not, they are measured at their carrying value. The impact of the adoption of this new section on the consolidated financial statements is not expected to be material.

b)
Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income, such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data)

instruments. These sections describe how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c)
Section 3865, “Hedges”, effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenue and expenses from the derivative, and the item it hedges, are recorded in the statement of earnings in the same period. The impact of the adoption of this new section on the consolidated financial statements is not expected to be material.

3. Accounts receivable

	2006	2005
	$	$
Trade	376,383	357,679
Other(1)	103,384	130,052
	479,767	487,731

(1)
 Other accounts receivable include refundable tax credits on salaries related to the E-Commerce Place, Cité du multimEdia, New Economy Centre, SR&ED and other tax credit programs, of approximately $80,943,000 and $93,287,000, in 2006 and 2005, respectively.

The Company is defined as an eligible company and operates “eligible activities” under the terms of various Québec government tax credit programs on salaries for eligible employees located mainly in designated locations in the province of Québec, Canada. The Company must obtain an eligibility certificate from the Québec government annually. These programs are designed to support job creation and revitalization efforts in certain urban areas.

In order to be eligible for a majority of the tax credits, the Company relocated some of its employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. Initially, the Company’s ӿnancial commitments for these real estate locations represented $618,800,000. As at September 30, 2006, the balance outstanding for these commitments was $487,819,000, ranging between two and 17 years.

The refundable tax credits, under the various programs, are calculated at rates varying from 35% to 40% on salaries paid in Québec, to a maximum range of $12,500 to $15,000 per year per eligible employee. For the E-Commerce Place, the rate can vary depending on the creation of a sufficient number of jobs in the province of Québec. The rate is established using a predetermined formula and may not exceed 35% or $12,500. As at September 30, 2006, the Company is eligible to be refunded using the rate of 35%.

4. Capital assets

			2006			2005
		ACCUMULATED	NET BOOK		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE	COST	AMORTIZATION	VALUE
	$	$	$	$	$	$
Land and building	5,766	1,372	4,394	5,113	907	4,206
Leasehold improvements	124,031	40,811	83,220	105,779	26,858	78,921
Furniture and fixtures	28,596	16,315	12,281	24,979	13,286	11,693
Computer equipment	69,253	49,116	20,137	60,330	38,762	21,568
	227,646	107,614	120,032	196,201	79,813	116,388

Capital assets include assets acquired under capital leases totaling $2,589,000 ($3,461,000 in 2005), net of accumulated amortization of $3,520,000 ($2,975,000 in 2005).

The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The cost of the asset retirement obligations of $2,364,000 ($2,469,000 in 2005), which is recorded in accrued integration charges and other long-term liabilities, was based on the undiscounted expected cash flows of $3,400,000 ($3,600,000 in 2005) using a discount rate of 5.50% (5.78% in 2005). The timing of the settlement of these obligations varies between one and 17 years.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

5. Contract costs

			2006			2005
		ACCUMULATED	NET BOOK		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE	COST	AMORTIZATION	VALUE
	$	$	$	$	$	$
Incentives	250,691	130,167	120,524	247,449	103,846	143,603
Transition costs	124,784	33,193	91,591	107,218	27,699	79,519
	375,475	163,360	212,115	354,667	131,545	223,122

6. Finite-life intangibles and other long-term assets

			2006
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE
	$	$	$
Internal software	77,874	34,724	43,150
Business solutions	258,566	80,103	178,463
Software licenses	120,557	78,373	42,184
Customer relationships and other	367,404	131,596	235,808
Finite-life intangibles	824,401	324,796	499,605
Deferred financing fees Deferred compensation plan (note 23) Other			6,475 9,943 9,882
Other long-term assets			26,300
Total finite-life intangibles and other long-term assets			525,905

			2005
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Internal software	75,088	31,056	44,032
Business solutions	230,854	51,160	179,694
Software licenses	135,991	69,644	66,347
Customer relationships and other	382,111	103,819	278,292
Finite-life intangibles	824,044	255,679	568,365
Financing lease (note 19) Deferred financing fees Deferred compensation plan (note 23) Other			1,788 3,633 7,861 4,769
Other long-term assets			18,051
Total finite-life intangibles and other long-term assets			586,416

Amortization expense of finite-life intangibles included in the consolidated statements of earnings is as follows:
	2006	2005	2004
	$	$	$
Internal software	10,839	16,731	15,003
Business solutions	35,298	29,175	23,054
Software licenses	29,983	31,653	33,905
Customer relationships and other	43,597	47,536	30,158
	119,717	125,095	102,120

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

7. Goodwill

The Company has designated September 30 as the date for the annual impairment test. The Company completed its annual goodwill impairment test as of September 30, 2006. Based on the results of this test, no impairment loss was identified.

The variations in goodwill are as follows:

			2006			2005
	IT SERVICES	BPS	TOTAL	IT SERVICES	BPS	TOTAL
	$	$	$	$	$	$
Balance, beginning of year	1,494,133	279,237	1,773,370	1,532,413	295,191	1,827,604
Acquisitions (note 17)	18,070	-	18,070	51,557	619	52,176
Purchase price adjustments (note 17)	(6,611)	119	(6,492)	(13,775)	12,269	(1,506)
Disposal of assets (subsidiaries in 2005) (note 17)	-	(13,172)	(13,172)	-	(16,152)	(16,152)
Foreign currency translation adjustment	(28,533)	(5,357)	(33,890)	(76,062)	(12,690)	(88,752)
Balance, end of year	1,477,059	260,827	1,737,886	1,494,133	279,237	1,773,370

8. Long-term debt

	2006	2005
	$	$
Senior U.S. unsecured notes, bearing a weighted average interest rate of 5.14% and repayable
by payments of $94,863,000 in 2009, of $97,004,300 in 2011 and $22,270,300 in 2014(1)	214,138	222,931
Unsecured committed revolving term facility bearing interest at LIBOR rate plus 1.375% or bankers’ acceptance rate plus 1.375%, maturing in 2009(2)	587,226	-
Obligation bearing interest at 1.60% and repayable in blended monthly
instalments maturing in 2008	5,777	9,214
Balances of purchase price related to business acquisitions, non-interest bearing, repayable in various instalments through 2008. These balances were recorded at
their discounted value using a 7% interest rate	4,399	7,241
Obligations under capital leases, bearing a weighted average interest rate of 8.28%
and repayable in blended monthly instalments maturing at various dates until 2008	781	2,005
Share of joint venture’s long-term debt
Secured term loan repayable in blended monthly payments of $540,249,
bearing interest of 5.71%, maturing in 2007	539	6,965
Other loans bearing interest at a rate of prime plus 1.75%, repaid during the year	-	684
Other	399	660
Current portion	813,259 8,242	249,700 14,899
	805,017	234,801

(1)
 The US$192,000,000 private placement financings with U.S. institutional investors is comprised of three tranches of senior unsecured notes maturing in January 2009, 2011 and 2014, and was issued on January 29, 2004 with a weighted average maturity of 6.4 years. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios. On June 9, 2006, the Company obtained certain amendments to the definition and calculations of the ratios of the Senior U.S. unsecured notes. The initial weighted average fixed coupon rate was 4.97%. As a result of the amendments, the rate increased to 5.14%. At September 30, 2006, the Company is in compliance with these covenants.

(2)
The Company has a five-year unsecured revolving credit facility available for an amount of $1,000,000,000 maturing in December 2009. This agreement is comprised of a Canadian tranche with a limit of $850,000,000 and a U.S. tranche equivalent to $150,000,000. The interest rate charged is determined by the denomination of the amount drawn. As at September 30, 2006, an amount of $590,000,000 has been drawn upon this facility. Also, an amount of $27,975,400 has been committed against this facility to cover various letters of credit issued for clients and other parties. Financing fees of $3,572,000 were incurred during the year and were recorded in finite-life intangibles and other long-term assets. In addition to the revolving credit facility, the Company has demand lines of credit in the amounts of $25,000,000 and £2,000,000 available. At September 30, 2006, no amount had been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios. On April 21, 2006, the Company obtained certain amendments to the definition and calculations of the ratios that take into account the impact of the restructuring activities on the unsecured revolving credit facility. At September 30, 2006, the Company is in compliance with these covenants.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

8. Long-term debt (continued)

Principal repayments on long-term debt over the forthcoming years are as follows:	$
2007 2008 2009 2010 2011 Thereafter	7,626 3,488 94,863 587,226 97,005 22,270
Total principal payments on long-term debt	812,478

Minimum capital lease payments are as follows:	PRINCIPAL	INTEREST	PAYMENT
2007 2008	$616 165	$29 5	$645 170
Total minimum capital lease payments	781	34	815

9. Capital stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

For 2006, 2005 and 2004, the Class A subordinate and the Class B shares changed as follows:

	CLASS A SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		$		$
Balance, September 30, 2003	368,236,503	1,435,763	33,772,168	44,868	402,008,671	1,480,631
Issued for cash(1)	41,340,625	330,725	-	-	41,340,625	330,725
Issued as consideration for business acquisitions (note 17)	136,112	1,020	-	-	136,112	1,020
Issued upon exercise of options	1,007,651	7,854	-	-	1,007,651	7,854
Balance, September 30, 2004	410,720,891	1,775,362	33,772,168	44,868	444,493,059	1,820,230
Repurchased and cancelled(2)	(14,078,360)	(60,998)	-	-	(14,078,360)	(60,998)
Repurchased and not cancelled(2)	-	(3,665)	-	-	-	(3,665)
Issued upon exercise of options(3)	805,798	7,406	-	-	805,798	7,406
Balance, September 30, 2005	397,448,329	1,718,105	33,772,168	44,868	431,220,497	1,762,973
Repurchased and cancelled(2)	(108,315,500)	(466,994)	-	-	(108,315,500)	(466,994)
Repurchased and not cancelled(2)	-	(4,028)	-	-	-	(4,028)
Issued upon exercise of options(3)	1,220,820	11,818	-	-	1,220,820	11,818
Issued upon exercise of warrants(4)	7,021,096	60,260	546,131	3,577	7,567,227	63,837
Converted upon exercise of warrants(4)	110,140	721	(110,140)	(721)	-	-
Balance, September 30, 2006	297,484,885	1,319,882	34,208,159	47,724	331,693,044	1,367,606

(1)
On May 3, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE Inc. (“BCE”) for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

(2)
On January 31, 2006, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Toronto Stock Exchange subsequently approved the Company request for approval. The Issuer Bid enables the Company to purchase up to 29,288,443 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange. The Class A subordinate shares may be purchased under the Issuer Bid commencing February 3, 2006 and ending no later than February 2, 2007, or on such earlier date when the Company completes its purchases or elects to terminate the bid. Under a similar program in 2005, 27,834,417 Class A subordinate shares could have been repurchased between February 3, 2005 and February 2, 2006. During 2006, the Company repurchased 8,374,400 Class A subordinate shares (14,896,200 in 2005) for cash consideration of $59,631,000 ($116,439,000 in 2005). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $22,364,000 ($51,978,000 in 2005), was charged to retained earnings. As of September 30, 2006, 905,100 of the repurchased Class A subordinate shares (846,200 in 2005) with a carrying value of $4,028,000 ($3,665,000 in 2005) and a purchase value of $6,661,000 ($7,185,000 in 2005) were held by the Company and had been paid and cancelled subsequent to the year-end.

On January 12, 2006, the Company concluded a transaction whereby the Company repurchased from BCE for cancellation 100,000,000 of its Class A subordinate shares at a price of $8.5923 per share for consideration of $859,230,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $425,475,000, as well as share repurchase costs in the amount of $6,760,000, were charged to retained earnings.

During 2005, the Company received and cancelled 28,360 Class A subordinate shares for consideration of $202,000 as a settlement of an account receivable accounted for as part of a 2003 business acquisition.

(3)
The carrying value of Class A subordinate shares includes $3,421,000 ($2,855,000 in 2005), which corresponds to a reduction in contributed surplus representing the value of compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.

(4)
On March 22, 2006, a warrant was exercised by one holder to purchase 4,000,000 Class A subordinate shares of the Company at a price of $6.55 each for an aggregate amount of $26,200,000. The carrying value of these Class A subordinate shares includes $14,271,000, which was previously recorded under the Warrants caption. On April 6, 2006, warrants were exercised by another holder resulting in the issuance of 3,021,096 Class A subordinate shares and 110,140 Class B shares of the Company at a price of $6.55 each for an aggregate amount of $20,510,000. At the same time, this holder converted the 110,140 Class B shares to 110,140 Class A subordinate shares at a price of $6.55 each for an aggregate amount of $721,000. In addition, on April 28, 2006, the Company’s Class B shareholders exercised their warrants totalling 435,991 Class B shares at a price of $6.55 each for an aggregate amount of $2,856,000.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

10. Stock options, contributed surplus and warrants

A) STOCK OPTIONS
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange (“TSX”) on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2006, 39,923,069 Class A subordinate shares have been reserved for issuance under the Stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

		2006		2005		2004
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
		$		$		$
Outstanding, beginning of year Granted	26,538,654 8,738,601	8.79 8.06	25,537,300 5,079,636	9.20 8.48	20,459,515 7,577,166	9.69 7.90
Exercised Forfeited and expired	(1,220,820) (4,099,724)	6.87 9.27	(805,798) (3,272,484)	5.61 11.60	(1,007,651) (1,491,730)	5.61 9.71
Outstanding, end of year	29,956,711	8.57	26,538,654	8.79	25,537,300	9.20
Exercisable, end of year	21,588,443	8.80	21,308,252	8.89	16,492,063	9.93

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2006:

		OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
		WEIGHTED AVERAGE REMAINING	WEIGHTED AVERAGE		WEIGHTED AVERAGE
RANGE OF EXERCISE PRICE	NUMBER OF OPTIONS	CONTRACTUAL LIFE (YEARS)	EXERCISE PRICE	NUMBER OF OPTIONS	EXERCISE PRICE
$			$		$
1.64 to 2.32	151,487	4	2.23	151,487	2.23
4.19 to 6.98	5,537,899	7	6.40	3,003,220	6.20
7.00 to 7.87	5,756,590	7	7.74	5,719,755	7.74
8.00 to 8.99	14,537,769	7	8.62	8,831,015	8.67
9.05 to 10.53	1,752,228	4	9.85	1,662,228	9.87
11.34 to 14.85	910,163	2	13.45	910,163	13.45
15.01 to 20.60	1,287,435	3	16.24	1,287,435	16.24
24.51 to 26.03	23,140	3	25.99	23,140	25.99
	29,956,711	7	8.57	21,588,443	8.80

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2006	2005	2004
Compensation expense ($)	12,895	20,554	25,559
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	36.13	45.80	47.40
Risk-free interest rate (%)	3.97	3.92	3.93
Expected life (years)	5	5	5
Weighted average grant date fair value ($)	3.13	3.85	3.68

B) CONTRIBUTED SURPLUS
The following table summarizes the contributed surplus activity since September 30, 2003:

$
Balance, September 30, 2003	26,414
Compensation cost of exercised options assumed in connection with acquisitions	(2,094)
Fair value of options granted	25,559
Balance, September 30, 2004	49,879
Compensation cost of exercised options assumed in connection with acquisitions	(1,136)
Compensation cost associated with exercised options	(1,719)
Fair value of options granted	20,554
Balance, September 30, 2005	67,578
Compensation cost of exercised options assumed in connection with acquisitions	(152)
Compensation cost associated with exercised options	(3,269)
Fair value of options granted	12,895
Carrying value of warrants expired(1)	5,384
Balance, September 30, 2006	82,436

(1) On June 13, 2006, 1,118,210 warrants of one of the holders expired, resulting in a transfer of their carrying value of $5,384,000 from the Warrants to the Contributed surplus caption.

C) WARRANTS
In connection with the signing of a strategic outsourcing contract and of a business acquisition in 2001, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates.

In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above (the “Initial Warrants”), the Company issued to the majority shareholders and BCE, warrants to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to their pre-emptive rights contained in the articles of incorporation of the Company, with substantially similar terms and conditions as those of the Initial Warrants.

As at September 30, 2006, all of these warrants expired or have been exercised.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

11. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2006			2005			2004
	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING(1) (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (DENOMINATOR)	EARNINGS PER SHARE
	$		$	$		$	$		$
	146,533	362,783,618	0.40	216,488	439,349,210	0.49	194,041	419,510,503	0.46
Dilutive options[2]	-	1,224,463	-	-	1,077,743	-	-	1,994,835	-
Dilutive warrants[2]	-	698,575	-	-	1,146,559	-	-	1,595,014	-
	146,533	364,706,656	0.40	216,488	441,573,512	0.49	194,041	423,100,352	0.46

(1)	The 108,374,400 Class A subordinate shares repurchased during the year (14,924,560 in 2005 and nil in 2004) were excluded from the calculation of earnings per share as of the date of repurchase.
(2)
The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 18,255,009, 22,140,883 and 13,194,520 for the years ended September 30, 2006, 2005 and 2004, respectively. The number of excluded warrants was nil for the year ended September 30, 2006 and was 2,113,041 for both years ended September 30, 2005 and 2004.

12. Amortization

	2006	2005	2004
	$	$	$
Amortization of capital assets	35,138	41,420	46,804
Amortization of contract costs related to transition costs	14,914	14,502	9,633
Amortization of ӿnite-life intangibles (note 6)	119,717	125,095	102,120
Impairment of contract costs and finite-life intangibles(1)	997	18,266	4,034
	170,766	199,283	162,591
Amortization of contract costs related to incentives (presented as reduction of revenue)	24,294	28,314	29,734
Impairment of contract costs related to incentives (presented as reduction of revenue)[1]	2,308	3,336	-
	197,368	230,933	192,325
Amortization of other long-term assets (presented in costs of services, selling and administrative and interest on long-term debt)	2,392	1,032393	393
	199,760	231,965	192,718

(1) The impairment of contract costs and finite-life intangibles relate to certain non-performing assets that are no longer expected to provide future value.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

13. Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in MontrÉal and Toronto, of which a significant portion was related to lower than expected BCE work volumes. Approximately 1,000 positions were eliminated as of  September 30, 2006. Under the terms of the contract agreement signed on January 12, 2006 between BCE and the Company, BCE agreed to share in severance costs applicable to head count reductions in excess of 100 positions, up to a maximum of $10,000,000.

Total restructuring costs related to specific items to be incurred will approximate $90,000,000, of which $57,000,000 (net of the BCE contribution) will be for severance and $33,000,000 for the consolidation and closure of facilities. The amount of $90,000,000 will be split by segments as follows: $70,300,000 for IT services, $8,000,000 for BPS and $11,700,000 for Corporate.

The following table shows the details of the restructuring costs related to specific items recorded in the statement of earnings during the year ended September 30, 2006:

	SEVERANCE	CONSOLIDATION AND CLOSURE OF FACILITIES	TOTAL
	$	$	$
IT services	50,734	12,747	63,481
BPS	2,343	315	2,658
Corporate	7,894	2,754	10,648
Restructuring costs related to specific items	60,971	15,816	76,787
BCE contribution(1)	(9,521)	-	(9,521)
Total restructuring costs related to specific items	51,450	15,816	67,266

(1) The amount receivable from BCE at September 30, 2006 amounts to $2,177,000.

The following table shows the components of the restructuring provision, included in accrued compensation, in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities:

	SEVERANCE	CONSOLIDATION AND CLOSURE OF FACILITIES	TOTAL
	$	$	$
Balance, October 1, 2005	-	-	-
New restructuring costs related to specific items	60,971	15,816	76,787
Foreign currency translation adjustment	60	(33)	27
Payments during 2006	(52,429)	(9,027)	(61,456)
Non-cash portion of restructuring costs related to specific items	-	(1,311)	(1,311)
Balance, September 30, 2006(1)	8,602	5,445	14,047
(1)

Of the total balance remaining, $8,602,000 is included in accrued compensation, $3,855,000 is included in accounts payable and accrued liabilities and $1,590,000 is included in accrued integration charges and other long-term liabilities.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

14. Sale of right

On June 15, 2005, the Company entered into an arrangement with a financial institution. Under this arrangement, in exchange for cash consideration of $13,500,000, the Company sold a right to access the Company’s Canadian Credit Union (“Credit Union”) clients allowing the financial institution to offer them its business solutions. A portion of this consideration in the amount of $2,500,000 has been recorded as long-term deferred revenue, included in accrued integration charges and other long-term liabilities, and will be reversed to earnings upon certain conditions being met. Additional consideration, up to a maximum of $10,000,000, may be received by the Company based on the number of Credit Union clients transitioning to the financial institution’s business solutions. The Company will continue to support or provide services to the Credit Unions with its current solutions and methodologies until this transition is completed. As a result of the above transaction, contract costs and business solutions relating to the Credit Unions in the amount of $5,106,000 and $4,495,000, respectively, were impaired and included in amortization expense.

15. Income taxes

The income tax provision is as follows:
	2006	2005	2004
	$	$	$
Current	105,198	78,476	57,615
Future	(34,225)	35,650	55,626
	70,973	114,126	113,241

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2006	2005	2004
	%	%	%
Canadian statutory tax rate	31.7	31.0	31.5
Effect of provincial and foreign tax rate differences	2.5	3.7	2.1
Benefit arising from investment in subsidiaries	(4.0)	(3.1)	(1.9)
Non-deductible stock options	1.9	1.9	2.9
Other non-deductible items	1.0	0.3	0.8
Impact on future tax assets and liabilities resulting from tax rate changes	(0.9)	-	-
Valuation allowance relating to tax benefits on losses	-	0.1	0.9
Other	0.4	0.3	1.6
Effective income tax rate	32.6	34.2	37.9

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

Future income tax assets and liabilities are as follows at September 30:
	2006	2005
	$	$
Future income tax assets:
Accrued integration charges and accounts payable and accrued liabilities	29,676	37,373
Tax benefits on losses carried forward	78,901	82,132
Capital assets, contract costs and finite-life intangibles and other long-term assets	2,194	946
Accrued compensation	21,516	19,263
Allowance for doubtful accounts	1,359	2,241
Share issue costs	1,394	2,865
Other	5,766	4,628
	140,806	149,448
Future income tax liabilities:
Capital assets, contract costs and finite-life intangibles and other long-term assets	240,552	253,134
Work in progress	14,536	28,092
Goodwill	15,577	10,699
Refundable tax credits on salaries	26,545	32,400
Other	3,996	15,043
	301,206	339,368
Valuation allowance	24,641	27,507
Future income taxes, net	(185,041)	(217,427)
Future income taxes are classfied as follows:
	$	$
Current future income tax assets	33,728	22,118
Long-term future income tax assets	25,127	46,601
Current future income tax liabilities	(30,384)	(47,163)
Long-term future income tax liabilities	(213,512)	(238,983)
Future income tax liabilities, net	(185,041)	(217,427)

At September 30, 2006, the Company had $213,614,000 in non-capital losses carried forward, which expire at various dates to 2022. The Company recognized a future tax asset of $78,901,000 on the non-capital losses carried forward and recognized a valuation allowance of $24,641,000 in relation to these losses where their realization is unlikely. Should this valuation allowance be reversed, goodwill would be reduced by approximately $23,356,000 and income tax expense would be reduced by approximately $1,285,000.

Foreign earnings of certain of the Company’s subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future income tax liability for these retained earnings as management does not expect them to be repatriated. A future income tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable matter, such as the sale of the investment or through the receipt of dividends. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

16. Costs of services, selling and administrative

Tax credits netted against costs of services, selling and administrative are as follows:

	2006	2005	2004
	$	$	$
Costs of services, selling and administrative	3,059,424	3,218,668	2,739,927
Tax credits (note 3)	(62,903)	(67,110)	(62,531)
	2,996,521	3,151,558	2,677,396

17. Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

2006 TRANSACTIONS
A) ACQUISITIONS
The Company made the following acquisitions:
-
Plaut Consulting SAS (“Plaut”) - On June 1, 2006, the Company acquired all of the outstanding shares of a French management and technology consulting firm. Recognized for its expertise in implementing SAP solutions, Plaut guides its worldwide clients through organizational and information systems transformation projects.

-
Pangaea Systems Inc. (“Pangaea”) - On March 1, 2006, the Company acquired all of the outstanding shares of an information technology services company based in Alberta, Canada. Pangaea specializes in development of internet-based solutions and related services mostly in the public sector, as well as in the energy and financial services sectors.

-
ERS Informatique Inc. (“ERS”) - On April 7, 2006, one of the Company’s joint ventures acquired all outstanding shares of an information technology services company based in Québec, Canada. ERS specializes in software development of applications mostly in the public sector.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s management’s best estimates. The final purchase price allocations are expected to be completed as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

	PLAUT	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(580)	(2,298)	(2,878)
Capital assets	28	656	684
Customer relationships and other	5,565	358	5,923
Goodwill(1)	11,328	6,742	18,070
Assumption of long-term debt	-	(80)	(80)
Future income taxes	1,698	738	2,436
d	18,039	6,116	24,155
Assumption of bank indebtedness	(300)	(49)	(349)
Net assets acquired	17,739	6,067	23,806
Consideration
Cash	16,052	5,161	21,213
Holdback payable	1,242	516	1,758
Acquisition costs	445	390	835
	17,739	6,067	23,806

(1) Goodwill is not deductible for tax purposes.

In connection with the acquisitions completed in 2006, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $936,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure, in the amount of $1,518,000.

B) DISPOSALS
On December 31, 2005, the Company disposed of its electronic switching assets to Everlink Payment Services Inc. for cash consideration of $27,559,000. The net assets disposed of included goodwill of $13,172,000 and the transaction resulted in a gain of $10,475,000.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

C) BALANCE OF INTEGRATION CHARGES
For American Management Systems, Incorporated (“AMS”) and COGNICASE Inc. (“Cognicase”), the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2005	57,118	5,194	62,312
Adjustments to initial provision(1)	(10,188)	(1,688)	(11,876)
Foreign currency translation adjustment	(998)	152	(846)
Paid during 2006	(10,922)	(1,371)	(12,293)
Balance, September 30, 2006(2)	35,010	2,287	37,297

(1) Have been recorded as a decrease of goodwill.
(2) Of the total balance remaining, $8,212,000 is included in accounts payable and accrued liabilities and $29,085,000 is included in accrued integration charges and other long-term liabilities.

D) MODIFICATIONS TO PURCHASE PRICE ALLOCATIONS
The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of future income tax assets, integration charges and cash of $4,477,000, $8,661,000 and $1,087,000, respectively, and a net increase of customer relationships, long-term debt and non-cash working capital items of $325,000, $463,000 and $3,533,000, respectively, whereas goodwill decreased by $6,492,000.

E) CONSIDERATION OF PURCHASE PRICE
During the year 2006, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $2,136,000.

2005 TRANSACTIONS
A) ACQUISITIONS
The Company increased its interest in one of its joint ventures and made five acquisitions of which the most significant were the following:
-
AGTI Services Conseils Inc. (“AGTI”) - On December 1, 2004, the Company purchased the remaining outstanding shares of a Montréal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The acquisition was accounted for as a step-by-step purchase. The Company previously held 49% of the outstanding shares of AGTI and accounted for its investment using proportionate consolidation.

-	MPI Professionals (“MPI”) - On August 10, 2005, the Company acquired substantially all of the assets of MPI. MPI provides management solutions for the financial services sector.
-
Silver Oak Partners Inc. (“Silver Oak”) - On September 2, 2005, the Company acquired all outstanding shares of Silver Oak. Silver Oak is a leading provider of spend management solutions to both the government and commercial sectors.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

17. Investments in subsidiaries and joint ventures (continued)

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s management’s best estimates. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note d of the year subsequent to the acquisition.

	AGTI	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(1,302)	(397)	(1,699)
Capital assets	368	521	889
Internal software	9	17	26
Business solutions	-	7,315	7,315
Customer relationships and other	17,493	7,918	25,411
Goodwill(1)	32,471	19,705	52,176
Future income taxes	(4,561)	(2,272)	(6,833)
	44,478	32,807	77,285
Cash acquired	2,702	2,569	5,271
Net assets acquired	47,180	35,376	82,556
Consideration
Cash	47,067	26,707	73,774
Holdback payable	-	8,450	8,450
Acquisition costs	113	219	332
	47,180	35,376	82,556

(1) Includes $5,649,000 of goodwill deductible for tax purposes.

In connection with the acquisitions completed in 2005, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $2,736,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure, in the amount of $1,637,000.

B) DISPOSALS
On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share for total proceeds of $20,849,000, resulting in a pre-tax gain of $4,216,000. This investment had previously been accounted for using the equity method resulting in an investment income of $321,000 and $488,000 in 2005 and 2004, respectively.
On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (“Keyfacts”), a wholly-owned subsidiary of the Company, for proceeds of $3,524,000 of which an outstanding balance of sale of $1,000,000 was received in 2006. The net assets disposed of included goodwill of $2,082,000. The transaction resulted in a net loss of $1,580,000.
On March 10, 2005, the Company disposed of its U.S. Services to Credit Unions business and its CyberSuite product line for proceeds of $29,186,000 (US$24,000,000) for which there is a balance of sale of $2,189,000 (US$1,800,000). The net assets disposed of, including goodwill of $14,070,000, resulted in a net loss of $1,419,000. During the year ended September 30, 2005, a sale price adjustment was made that increased the net loss by $296,000 (US$239,000) after $174,000 (US$140,000) of tax effect, and reduced the balance of sale by $470,000 (US$379,000). The balance of sale was received in 2006.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

C) BALANCE OF INTEGRATION CHARGES
For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2004	68,977	20,250	89,227
Adjustments to initial provision(1)	7,091	3,230	10,321
Foreign currency translation adjustment	(4,458)	(1,096)	(5,554)
Paid during 2005	(14,492)	(17,190)	(31,682)
Balance, September 30, 2005(2)	57,118	5,194	62,312

(1)	Have been recorded as an increase of goodwill.
(2)	Of the total balance remaining, $21,596,000 is included in accounts payable and accrued liabilities and $40,716,000 is included in accrued integration charges and other long-term liabilities.

D) MODIFICATIONS TO PURCHASE PRICE ALLOCATIONS
The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of non-cash working capital items and capital assets of $23,080,000 and $1,895,000, respectively, and a net increase of future income tax assets, finite-life intangibles and other long-term assets and cash of $6,227,000, $17,648,000 and $2,606,000, respectively, whereas goodwill decreased by $1,506,000. Also, $12,500,000 of goodwill, arising from the acquisition of AMS, was reallocated from the IT services line of business to the BPS line of business.

2004 TRANSACTIONS
A) ACQUISITIONS
The Company made the following acquisitions:
-	AMS - On May 3, 2004, the Company acquired all outstanding shares of AMS, a business services and IT consulting firm to the government, healthcare, financial services and communications industries.
-
Other - On October 28, 2003, the Company acquired all outstanding shares of Apex Consulting Group Inc, a business service, that provides systems integration and consulting with a focus on business process improvement and new technologies. On January 14, 2004, it also acquired certain assets of GDS & Associates Systems Ltd., which provides systems integration and consulting services to clients primarily within the government sector.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

17. Investments in subsidiaries and joint ventures (continued)

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s management’s best estimates. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note d of the year subsequent to the acquisition.

	AMS	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(200,439)	(936)	(201,375)
Capital assets	13,475	459	13,934
Internal software	7,129	-	7,129
Business solutions	83,814	-	83,814
Software licenses	7,916	-	7,916
Customer relationships and other	177,800	3,452	181,252
Other long-term assets	3,881	-	3,881
Future income taxes	13,659	12	13,671
Goodwill(1)	549,519	6,940	556,459
Assumption of long-term debt	-	(70)	(70)
Accrued integration charges and other long-term liabilities	(72,760)	-	(72,760)
	583,994	9,857	593,851
Cash acquired	616,237	224	616,461
Net assets acquired	1,200,231	10,081	1,210,312
Consideration
Cash	1,179,156	8,449	1,187,605
Acquisition costs	21,075	612	21,687
Issuance of 136,112 Class A subordinate shares(2)	-	1,020	1,020
	1,200,231	10,081	1,210,312

(1)	Includes $35,749,000 of goodwill deductible for tax purposes.
(2)
The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

In connection with the acquisitions completed in 2004, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $43,290,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure, in the amount of $96,981,000.

B) DISPOSALS
The Company sold the assets related to the information services of the banking and investment group, one of the divisions presented in the discontinued operations, for cash consideration of $47,000,000, which resulted in a gain on sale of $11,217,000 after tax and a goodwill reduction of $20,355,000.
The Company sold three other divisions that were classified as discontinued operations for a total consideration of $40,350,000, which is comprised of cash consideration of $17,560,000, a balance of sale of $6,000,000, an interest-bearing note of $2,750,000, an assumption of liabilities of $540,000 and $13,500,000 of shares of Nexxlink Technologies Inc. These transactions resulted in a loss of approximately $1,400,000.
The Company sold its interest in a joint venture and non-significant assets for cash consideration of $4,260,000, net of $4,235,000 of cash disposed. These transactions resulted in a nominal gain.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

C) BALANCE OF INTEGRATION CHARGES
For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2003	41,029	9,580	50,609
New integration charges	43,102	96,360	139,462
Adjustments to initial provision(1)	678	(5,963)	(5,285)
Foreign currency translation adjustment	(3,028)	(6,817)	(9,845)
Paid during 2004	(12,804)	(72,910)	(85,714)
Balance, September 30, 2004(2)	68,977	20,250	89,227

(1) Have been recorded as a reduction of goodwill.
(2) Of the total balance remaining, $37,631,000 is included in accounts payable and accrued liabilities and $51,596,000 is included in accrued integration charges and other long-term liabilities.

D) MODIFICATIONS TO PURCHASE PRICE ALLOCATIONS
The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of goodwill of $11,326,000 and a net increase of non-cash working capital items, future income taxes and cash of $8,058,000, $115,000 and $3,153,000, respectively.

18. Discontinued operations

There were no operations discontinued in 2006.
On March 8, 2005, the Company disposed of the principal assets of Keyfacts, a wholly-owned subsidiary of the Company. Keyfacts is a provider of information search and retrieval services for investigative purposes.
Also, on March 10, 2005, the Company disposed of its U.S. Services to Credit Unions business and its CyberSuite product line. U.S. Services to Credit Unions was a provider of back-office banking processing services for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

	2006	2005	2004
	$	$	$
Revenue	-	17,495	77,930
Operating expenses	-	12,585	56,955
Amortization	-	610	3,708
Earnings before income taxes	-	4,300	17,267
Income taxes	-	7,510	8,612
Net (loss) gain from discontinued operations	-	(3,210)	8,655

Net cash provided by operating activities	-	759	2,924
Net cash provided by investing activities	-	-	1,174
Net cash used in financing activities	-	-	(30)
Net cash and cash equivalents provided by discontinued operations	-	759	4,068

Discontinued operations were included in the BPS segment in 2005 and in both BPS and IT segments in 2004. As at September 30, 2005, operating expenses from discontinued operations were reduced by pre-tax gains from disposal of $5,012,000 ($17,267,000 in 2004). Also, the income tax expense does not bear a normal relation to earnings before income taxes since the sale included goodwill of $16,152,000, which had no tax basis ($23,658,000 in 2004).

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

19. Joint ventures: supplementary information

The Company’s proportionate share of its joint venture investees’ operations included in the consolidated financial statements is as follows:

		2006	2005
		$	$
BALANCE SHEETS Current assets Non-current assets Current liabilities Non-current liabilities		41,646 16,407 18,285 2,029	53,559 19,429 29,069 7,226

	2006	2005	2004
	$	$	$
STATEMENTS OF EARNINGS
Revenue	90,122	86,916	138,570
Expenses	82,191	78,011	129,923
Net earnings	7,931	8,905	8,647
STATEMENTS OF CASH FLOWS
Cash provided by (used in):
Operating activities	1,578	28,634	5,247
Investing activities	(13,955)	(23,205)	(17,008)
Financing activities	1,430	8,147	599

FINANCING LEASE
On November 1, 2002, one of the Company’s joint ventures, acting as the lessor, entered into a 50-month lease agreement for information, system and technology assets, as part of an existing outsourcing contract with one of its major clients. This agreement was accounted for as a direct financing lease. As at September 30, 2006, the remaining balance of $1,796,000 is included in prepaid expenses and other current assets. As at September 30, 2005, $12,434,000 was included in prepaid expenses and other current assets and $1,788,000 was included in finite-life intangibles and other long-term assets. The effective interest rate of the lease agreement is 5.02%.

20. Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2006	2005	2004
	$	$	$
Accounts receivable	6,771	62,687	41,151
Work in progress	14,659	(1,150)	(25,211)
Prepaid expenses and other current assets	(12,010)	13,921	1,238
Accounts payable and accrued liabilities	(16,956)	(89,503)	(96,537)
Accrued compensation	3,699	(3,601)	(39,143)
Deferred revenue	(14,848)	13,519	16,892
Income taxes	11,314	(6,449)	(109,766)
	(7,371)	(10,576)	(211,376)

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2006	2005	2004
	$	$	$
Operating activities
Prepaid expenses and other current assets	(3,006)	-	-
Accounts payable and accrued liabilities	(524)	7,185	-
Accrued integration charges and other long-term liabilities	-	-	7,583
	(3,530)	7,185	7,583
Investing activities
Business acquisitions	-	-	(1,020)
Proceeds from sale of assets and businesses	-	-	13,500
Purchase of capital assets	-	-	(1,393)
Payment of contract costs	-	-	(7,583)
Proceeds from disposal of finite-life intangibles	3,006	(11,050)	(13,500)
	3,006	(11,050)	(9,996)
Financing activities
Increase in obligations under capital leases	-	11,050	1,393
Issuance of shares	-	-	1,020
Repurchase of Class A subordinate shares	524	(7,185)	-
	524	3,865	2,413

c) Interest paid and income taxes paid are as follows for the years ended September 30:
	2006	2005	2004
	$	$	$
Interest paid	40,255	17,965	21,477
Income taxes paid	61,365	66,534	143,405

21. Segmented information

The Company has two lines of business (“LOB”), IT services and BPS’, in addition to Corporate services. The focus of these LOBs is as follows:
-
The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing to clients located in North America, Europe and Asia Pacific. The Company professionals and centers of excellence facilities in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model..

-	Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

21. Segmented information (continued)

The following presents information on the Company’s operations based on its management structure:

				2006
	IT SERVICES	BPS	CORPORATE	TOTAL
	$	$	$	$
Revenue	3,061,513	416,110	-	3,477,623
Earnings (loss) before interest on long-term debt, other income, gain on sale of assets, restructuring costs related to specific items and income taxes(1)	334,044	55,207	(78,915)	310,336
Total assets	2,861,325	599,021	231,686	3,692,032
(1) Amortization included in IT services, BPS and Corporate is $165,522,000, $22,556,000 and $11,682,000, respectively, as at September 30, 2006.

				2005
	IT SERVICES	BPS	CORPORATE	TOTAL
Revenue	$3,239,656	$446,330	$-	$3,685,986
Earnings (loss) before interest on long-term debt, other income, gain on sale and earnings from an investment in an entity subject to significant influence, income taxes and discontinued operations(1)	360,379	70,401	(84,635)	346,145
Total assets	2,938,386	676,626	371,647	3,986,659
(1) Amortization included in IT services, BPS and Corporate is $191,002,000, $30,921,000 and $10,042,000, respectively, as at September 30, 2005.

				2004
	IT SERVICES	BPS	CORPORATE	TOTAL
		$$		$$
Revenue	2,721,306	428,764	-	3,150,070
Earnings (loss) before interest on long-term debt, other income, gain on sale and earnings from an investment in an entity subject to significant influence, income taxes and discontinued operations(1)	326,043	72,394	(88,354)	310,083
Total assets	3,283,949	708,649	323,917	4,316,515
(1) Amortization included in IT services, BPS and Corporate is $168,931,000, $15,904,000 and $7,883,000, respectively, as at September 30, 2004.

The following table provides information for capital assets based on the LOBs:

	2006	2005
	$	$
Capital assets
IT services	77,155	70,693
BPS	12,584	15,595
Corporate	30,293	30,100
	120,032	116,388

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 2). The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

GEOGRAPHIC INFORMATION
The following table sets out certain geographic market information based on the client’s location:

	2006	2005	2004
	$	$	$
Revenue
Canada	2,092,026	2,211,191	2,161,818
United States	1,151,260	1,195,346	797,411
Europe and Asia Pacific	234,337	279,449	190,841
	3,477,623	3,685,986	3,150,070

Capital assets and goodwill are not disclosed by geographic areas as this financial information is not used to produce the general purpose financial statements. All the Company’s business units share the capital asset infrastructure; therefore, providing geographic information for capital assets and goodwill is impracticable.

22. Related party transactions

At September 30, 2005, BCE exercised significant influence over the Company’s operating, financing and investing activities through its 29.75% ownership interest and through the business volume originating from BCE, together with its subsidiaries and affiliates. On December 16, 2005, the Company reached an agreement with BCE, which was finalized on January 12, 2006, to purchase 100,000,000 of Class A subordinate shares of the Company. As a consequence, BCE lost its significant influence over the Company’s operating, financing and investing activities. During the period from October 1, 2005 to January 12, 2006, the Company generated revenue of $126,108,000 and purchased BCE’s services for $26,471,000. During 2006, the volume of business with that party, its subsidiaries and affiliates represented 11.9% of total Company revenue.
Transactions and resulting balances for the previous years, which were measured at commercial rate (exchange amount), are presented below:

	2005	2004
	$	$
Revenue	526,935	516,968
Purchase of services	121,184	99,881
Accounts receivable	21,632	16,730
Work in progress	14,209	5,894
Contract costs	14,103	17,916
Accounts payable and accrued liabilities	1,018	8,343
Deferred revenue	1,978	1,249

In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest.
Transactions and resulting balances, which were measured at commercial rate (exchange amount), are presented below:

	2006	2005	2004
	$	$	$
Revenue	100,994	102,699	94,607
Accounts receivable	9,490	4,112	3,622
Work in progress	1,528	1,290	1,988
Prepaid expenses and other current assets	-	2,019	1,815
Contract costs	16,239	17,301	19,696
Accounts payable and accrued liabilities	147	1,254	1,113
Deferred revenue	509	-	946

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

22. Related party transactions (continued)

On December 5, 2005, the Company leased a private aircraft for business purposes from a leasing company that had acquired it from a limited partnership of which a director of the Company is the sole limited partner. The transaction was measured at the exchange amount, which was supported by independent evidence at the date of the transaction.

23. Employee future benefits

Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:
Underwriters Adjustment Bureau Ltd. (“UAB”) maintained a post-employment benefits plan to cover the former UAB retired employees. The post-employment benefits liability totaled $6,117,000 and $6,584,000, as at September 30, 2006 and 2005. There was no related expense for the years ended September 30, 2006, 2005 and 2004.
With the acquisition of AMS, the Company assumed defined contribution pension plans. For the years ended September 30, 2006, 2005 and 2004, the plan expense was $4,076,000, $5,373,000 and $2,059,000, respectively.
The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. The Company matches employees’ contributions to a maximum of $1,000 per year. For the years ended September 30, 2006, 2005 and 2004, the amounts of the Company’s contributions were $4,697,000, $5,634,000 and $2,784,000, respectively.
The Company maintains a non-qualified deferred compensation plan covering some of its U.S. management. A trust was established so that the plan assets could be segregated; however, the assets are subject to the Company's general creditors in the case of bankruptcy. The assets, composed of investments, vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets.

24. Commitments, contingencies and guarantees

A) COMMITMENTS
At September 30, 2006, the Company is committed under the terms of operating leases with various expiration dates, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,134,709,000. Minimum lease payments due in the next five years are as follows:

$
2007	205,174
2008	155,286
2009	117,886
2010	94,953
2011	73,025

The Company entered into long-term service agreements representing a total commitment of $202,939,000. Minimum payments under these agreements due in each of the next five years are as follows:

$
2007	66,714
2008	35,749
2009	44,519
2010	31,716
2011	14,795

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

B) CONTINGENCIES
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

C) GUARANTEES
SALE OF ASSETS AND BUSINESS DIVESTITURES
In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $108,500,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2006. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

U.S. GOVERNMENT CONTRACTS
The Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination, or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

OTHER TRANSACTIONS
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2006, the Company provided for a total of $72,923,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.
In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.

25. Financial instruments

The Company periodically uses various financial instruments to manage its exposure to foreign currency risk, but does not hold or issue such financial instruments for trading purposes.

FAIR VALUE
At September 30, 2006 and 2005, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.
The estimated fair value of long-term debt, with the exception of Senior U.S. unsecured notes, is not significantly different from its respective carrying value at September 30, 2006 and 2005.
The fair value of Senior U.S. unsecured notes, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $204,593,000.

INTEREST RATE RISK
The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. Management does not believe that the impact of interest rate fluctuations will be significant.

CREDIT RISK
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents and accounts receivable. The cash equivalents consist mainly of short-term investments, such as money market deposits. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote. The Company has accounts receivable from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities, that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. Management does not believe that any single industry or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Company’s large client base.

CURRENCY RISK
The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. During 2004, the Company designated its US$192,000,000 Senior U.S. unsecured notes as the hedging instrument for a part of the Company’s net investment in self-sustaining foreign subsidiaries, for which foreign currency translation gains or losses have been recorded under the foreign currency

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

25. Financial instruments (continued)

translation adjustment. Realized or unrealized gains or losses on financial instruments have also been recorded under the same caption, as they qualify for hedge accounting.
There were no outstanding forward contracts as at September 30, 2006, 2005 and 2004. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2006, were not significant.
The consolidated balance sheets include significant foreign financial assets, such as cash and cash equivalents and accounts receivable, as well as significant foreign financial liabilities, such as accounts payable and accrued liabilities of $114,449,000, $180,646,000 and $174,138,000, respectively, as of September 30, 2006 ($116,238,000, $173,686,000 and $162,167,000, respectively, as of September 30, 2005). As at

September 30, 2006, the cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in U.S. dollars amount to US$27,179,000, US$122,566,000 and US$114,812,500, respectively. For the same date, the cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in euros amount to €25,990,000, €19,330,000 and €19,685,500, respectively.

26. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2006	2005	2004
	$	$	$
Reconciliation of net earnings:
Net earnings - Canadian GAAP	146,533	216,488	194,041
Adjustments for:
Stock-based compensation (i)	-	20,554	25,559
Warrants (ii)	1,405	1,405	1,405
Unearned compensation (iii)	-	-	(794)
Other	1,238	(665)	(1,999)
Net earnings - U.S. GAAP	149,176	237,782	218,212
Basic and diluted EPS - U.S. GAAP	0.41	0.54	0.52

Reconciliation of shareholders’ equity:
Shareholders’ equity - Canadian GAAP	1,748,020	2,494,690	2,461,862
Adjustments for:
Stock-based compensation (i)	58,411	58,411	37,857
Warrants (ii )	(5,075)	(6,480)	(7,885)
Unearned compensation (iii)	(3,694)	(3,694)	(3,694)
Integration costs (iv)	(6,606)	(6,606)	(6,606)
Goodwill (v)	28,078	28,078	28,078
Income taxes and adjustment for change in accounting policy (vi)	9,715	9,715	9,715
Other	(8,225)	(9,463)	(8,798)
Shareholders’ equity - U.S. GAAP	1,820,624	2,564,651	2,510,529

(i) Stock-based compensation
Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, the Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment”, did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 and 2004 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian and U.S. GAAP in connection to stock-based compensation cost.

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2006, 2005 and 2004 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

2006 Annual Report CGI Group Inc.

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(tabular amounts only are in thousands of Canadian dollars, except share data

(iii) Unearned compensation
Under Canadian GAAP, prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (v) below) that would have been recorded as a separate component of shareholders’ equity for U.S. GAAP purposes. This unearned compensation was amortized over approximately three years, being the estimated remaining future vesting service period.

(iv) Integration costs
Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under U.S. GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. This adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001, recorded for Canadian GAAP purposes and net of income taxes.

(v) Goodwill
The goodwill adjustment to shareholders’ equity results principally from the difference in the value assigned to stock options issued to IMRglobal Corp. employees. Under Canadian GAAP, the fair value of the outstanding vested stock options is recorded as part of the purchase price allocation whereas under U.S. GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iii) above for a further discussion relating to this item.

(vi) Income taxes and adjustment for change in accounting policy
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, “Income taxes”. The recommendations of Section 3465 are similar to the provisions of SFAS No. 109, “Accounting for Income Taxes”, issued by the Financial Accounting Standards Board (“FASB”). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities. The Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under U.S. GAAP, this amount would have been reflected as additional goodwill.

(vii) Comprehensive income
Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments resulting from translating the financial statements of foreign subsidiaries.

The following table represents comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”:

	2006	2005	2004
	$	$	$
Net earnings - U.S. GAAP	149,176	237,782	218,212
Other comprehensive income
Foreign currency translation adjustment	(38,440)	(92,124)	(69,157)
Comprehensive income	110,736	145,658	149,055

(viii) Proportionate consolidation
The proportionate consolidation method is used to account for interests in joint ventures. Under U.S. GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated, and those which are less than majority-owned, but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2006 and 2005, and for each of the years in the three-year period ended September 30, 2006. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 19). In accordance with practices prescribed by the U.S. Securities and Exchange Commission (“SEC”), the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(ix) Share issue costs
As permitted under Canadian GAAP, the Company’s share issue costs are charged to retained earnings. For U.S. GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

(x) Recent and future accounting changes
In March 2005, the FASB issued FASB Interpretation No. 47, (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations, an Interpretation of SFAS No. 143”. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation in the period in which it is incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have any impact on the consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, effective for fiscal years beginning after December 15, 2006.   FIN 48 describes the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. The Interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements, but does not expect the impact to be material.

2006 Annual Report CGI Group Inc.

Shareholder Information

LISTING

Toronto Stock Exchange, April 1992:
GIB.A

New York Stock Exchange, October 1998:
GIB

Number of registered shareholders as at
September 30, 2006: 2,849

Number of shares outstanding as at September 30, 2006:
297,484,885 Class A subordinate shares
34,208,159 Class B shares

High / low of share price from October 1, 2005, to
September 30, 2006:
TSX (CDN$): 9.94 / 6.50
NYSE (US$): 8.53 / 5.70

The certifications by CGI’s Chief Executive Officer and Chief Financial Officer concerning the quality of the Company’s public disclosure pursuant to Canadian regulatory requirements are filed in Canada on SEDAR (www.sedar.com). Similar certifications pursuant to Rule 13a-14 of the U.S. Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are exhibits to our Form 40-F filed on EDGAR (www.sev.gov). The Company has also filed with the New York Stock Exchange the certification required by Section 303A.12 of the exchange’s Listed Company Manual.

CGI’s corporate governance practices do not differ in any significant way from those required of domestic companies under New York Stock Exchange listing standards and they are set out in the CGI Management Proxy Circular, which is filed with Canadian and U.S. securities authorities and is therefore available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), respectively, as well as on CGI’s Web site (www.cgi.com).

AUDITORS

Deloitte & Touche LLP

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1 800 564-6253

INVESTOR RELATIONS

For further information about the Company, additional copies of this report or other financial information, please contact:

Lorne Gorber
Vice-President, Global Communications and Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
Montreal, Quebec H3A 2M8
Canada
Telephone: 514 841-3200

You may also contact us by sending an e-mail to ir@cgi.com or by visiting the Investors section on the Company’s Web site at www.cgi.com.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Tuesday, January 30, 2007
at 11:00 a.m.
Omni Mont-Royal Hotel
Salon Les saisons
1050 Sherbrooke Street West
Montreal, Quebec

CGI presents a live webcast of its Annual General Meeting at www.cgi.com. To vote by phone or by using the Internet, please refer to the instructions provided in the CGI Management Proxy Circular.

This annual report is also on the Internet at www.cgi.com.

Le rapport annuel 2006 de CGI est aussi publie en français.

2006 Annual Report CGI Group Inc.

_experience the commitment                                                        www.cgi.com